October 6, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20540-7010

Attention: Mr. Hamidi

Re:	Samson Oil & Gas Limited

Preliminary Proxy Statement, filed September 28, 2017

File Number: 001-33578

Dear Mr. Hamidi:

As previously indicated, the text of Samson’s proposed new Constitution has now been approved by the ASX. As such, the definitive US proxy statement due to be filed today would ordinarily include a copy of the final proposed new Constitution as an exhibit. In light of the Staff’s decision to review the preliminary US proxy statement and delay the filing of the definitive, Samson believes it may be appropriate to provide the Staff with a copy of the ASX-approved Constitution at this time to facilitate the Staff’s review.

Similarly, the ASX has approved the final version of the Australian Notice of Meeting, which includes various non-substantive revisions from the version included in the US proxy statement.

Samson wishes to provide the Staff with the proposed Constitution and Notice of Meeting, as they have been approved by the ASX, as Supplemental Information rather than as part of a newly filed preliminary proxy statement. Samson is loath to file another preliminary proxy statement at this time since it fears such a filing would delay the Staff’s review of the current preliminary proxy statement by starting a new 10-day clock for the Staff to issue comments. Samson is concerned that any further delay of Samson’s Annual General Meeting in Australia may cause substantial harm to Samson and its business.

Davis Graham & Stubbs LLP	▪	1550 17th Street, Suite 500	▪	Denver, CO 80202	▪	303.892.9400	▪	fax 303.893.1379	▪	dgslaw.com

October 6, 2017

Accordingly, enclosed herewith are the proposed Constitution and the Australian Notice of Meeting, as they have been approved by the ASX. For the reasons noted above, these documents are being provided to you as Supplemental Information at this time. The Notice of Meeting is marked to show all changes made from the version of the document included in the preliminary proxy statement filed on September 28, 2017.

Regards,

S. Lee Terry, Jr.
for
Davis Graham & Stubbs LLP
(303) 892-7484

Enclosures:	Exhibit A – Notice of Annual General Meeting

Exhibit B – Constitution

Exhibit A

Notice of Annual General Meeting

SAMSON OIL & GAS LIMITED

(ABN 25 009 069 005)

NOTICE OF ANNUAL GENERAL MEETING

EXPLANATORY MEMORANDUM

PROXY FORM

Date:	Monday, 6 November 2017

Time:	11.00 am AWST

Venue:	Level 1, AMP Building
140 St Georges Terrace
Perth, WA 6000

These documents should be read in their entirety. If shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

SAMSON OIL & GAS LIMITED

Notice of Annual General Meeting 2017

SAMSON OIL & GAS LIMITED

(ABN 25 009 069 005)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Samson Oil & Gas Limited will be held at Level 1, AMP Building 140 St Georges Terrace, Perth, Western Australia 6000 on Monday, 6 November 2017 at 11.00am (Perth, Western Australia time).

AGENDA

ORDINARY BUSINESS

Financial Statements

To receive, consider and discuss the Company’s financial statements for the year ended 30 June 2017 and the reports of the directors and auditors on those statements.

Note:

There is no requirement for Shareholders to approve these reports.

Resolution 1- Re-election of Director

To consider~~,~~ and, if thought fit, to pass~~,~~ the following resolution as an ordinary resolution:

“In accordance with Listing Rule 14.5 and clause 3.6 of the Company's constitution, that Dr Peter Hill, who retires by rotation and, being eligible, offers himself for re-election, be re-elected as a Director of the Company”.

Resolution 2 – Adoption of Remuneration Report

To consider~~,~~ and, if thought fit, to pass~~,~~ the following resolution as a non-binding resolution:

“That, for the purposes of section 250R(2) of the Corporations Act 2001 and for all other purposes, the Remuneration Report contained in the 2017 Annual Report which accompanied the notice convening this meeting be adopted by shareholders”.

Note:

In accordance with section 250R(2) of the Corporations Act 2001, this resolution is advisory only and does not bind the Directors or the Company.

Voting ~~Prohibition~~Exclusion Statement:

The Company will disregard any votes cast on Resolution 2 by or on behalf of any member of the Key Management Personnel, details of whose remuneration are included in the Remuneration Report, or any Closely Related Party of such a member. However, the Company will not disregard any votes cast on Resolution 2 by such a person if the vote is not cast on behalf of such a person and either:

(a)	the person is acting as proxy and the proxy form specifies how the proxy is to vote on the Resolution; or
(b)	the person is the Chairman of the Meeting voting an undirected proxy and their appointment expressly authorises the Chairman to exercise the proxy even though Resolution 2 is connected with the remuneration of the Key Management Personnel of the Company.

Resolution 3 – Approval of Additional 10% Placement Facility

To consider and, if thought fit, to pass the following Resolution as a special resolution:

“That for the purposes of ASX Listing Rule 7.1A and for all other purposes, Shareholders approve the issue of Equity Securities up to 10% of the issued capital of the Company (at the time of the issue), calculated in accordance with the formula prescribed in Listing Rule 7.1A.2 for the purpose and on the terms and conditions set out in the Explanatory Memorandum accompanying the notice convening this ~~Notice of Annual General~~ meeting.”

Voting exclusion statement:

For the purpose of Listing Rule 7.3A.7, and for all other purposes, the Company will disregard any votes cast on this Resolution 3 by any person ~~(and any associates of such person)~~ who may participate in the issue of Equity Securities under the Additional 10% Placement Facility and ~~a~~any person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the Resolution is passed, and any ~~associates of those persons. However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or, it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.~~persons associated with those persons.

However, the Company will not disregard a vote cast on Resolution 3 if;

a)	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
b)	it is cast by the person chairing the meeting acting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 4 –~~Ratify the Issuance of~~ Ratification of Issue of up to 492,429,045 Options in Conjunction with ~~the Issuance of Preferred Shares~~potential financing

To consider~~,~~ and, if thought fit, to pass~~,~~ the following resolution as an ordinary resolution:

“That for the purpose of ~~ASX~~ Listing Rule 7.4 and for all other purposes, the issue of 492,429,045 Options in the Company to ~~the purchaser~~a financier of ~~preferred shares~~the Company on the terms described in the Explanatory Memorandum ~~which accompanied~~accompanying the notice convening this meeting be and is hereby ratified”.

Voting exclusion statement:

~~F~~or the purpose of Listing Rule 7.5.6, and for all other purposes, the Company will disregard any votes cast on this Resolution 4 by the ~~purchaser of preferred shares~~Financier and any of its associates. However, the Company will not disregard a vote ~~if;~~

a) it is cast on Resolution 4 by ~~a~~such person if;

a)	such person is acting as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
b)	~~it is cast by the~~ such person is chairing the meeting and acting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 5 – ~~Authorise the Issuance~~Approval of Issue of up to 507,170,955 Options in Conjunction with ~~the Issuance of Preferred Shares~~potential financing

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That, for the purpose of Listing Rule 7.1, and for all other purposes, approval is given for the issue of up to 507,170,955 Options in the Company to a financier of the ~~purchaser of preferred shares~~Company on the terms described in the Explanatory Memorandum ~~that accompanied~~accompanying the notice convening this meeting”

Voting exclusion statement:

For the purpose of Listing Rule 7.~~5.6~~3.8, and all other purposes, the Company will disregard any votes cast on this Resolution 5 by the ~~purchaser of preferred shares~~Financier and any person who might obtain a benefit (except a benefit solely in the capacity of a holder of ~~its associates.~~ordinary securities) if the Resolution is passed, and any persons associated with those persons. However, the Company will not disregard a vote ~~if;~~

a) it is cast on Resolution 5 by ~~a~~such person if;

a)	such person is acting as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
b)	~~it is cast by the~~ such person is chairing the meeting and acting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 6 – Adoption of New Constitution

To consider and, if thought fit, to pass~~,~~ the following Resolution as a special resolution:

“That, for the purposes of sections 136(2) and 648G of the Corporations Act, and for all other purposes, the constitution submitted to this meeting and signed by the Chairman of this meeting for the purpose of identification be adopted as the constitution of the Company in substitution for and to the exclusion of the existing constitution of the Company.”

Resolution 7 - Advisory Vote on named Executive Officer Compensation

In accordance with the requirement of the U.S. Securities Exchange Act of 1934, the compensation paid to the Company’s “named executive officers”, as disclosed in ~~the~~ Annexure “A” to the Explanatory Memorandum ~~that accompanied~~accompanying the notice convening this ~~notice~~meeting, is hereby submitted to an advisory vote of Shareholders.

To consider~~,~~ and, if thought fit, to pass~~,~~ the following resolution as an ordinary resolution:

“That the Shareholders approve, on an advisory basis, the compensation of the Company’s “named executive officers,” as disclosed in Annexure “A” to the Explanatory Memorandum accompanying the notice convening this ~~U.S. Proxy Statement~~meeting, including the “Compensation Discussion and Analysis,” compensation tables and narrative ~~disclosure in this U.S. Proxy Statement~~disclosed.”

Note:

In accordance with Section ~~14(a)~~14A of the U.S. Securities Exchange Act of 1934, this resolution is advisory only and does not bind the Directors of the Company.

Resolution 8 - Advisory Vote on the Frequency of Future Advisory Votes on “Named Executive Officer” Compensation

In accordance with the requirements of the U.S. Securities Exchange Act of 1934, the frequency of the required advisory vote on the compensation paid to the Company's “named executive officers”, which vote must be taken every one year, every two years or every three years, as the Shareholders elect, is hereby submitted to an advisory vote of Shareholders, as follows:

“That the Shareholders approve, on an advisory basis, the frequency of the required advisory vote on the compensation paid to the Company’s “named executive officers,” as disclosed in ~~this U.S. Proxy Statement~~Annexure “A” to the Explanatory Memorandum accompanying the notice convening this meeting.”

Note:

In accordance with Section 14A of the U.S. Securities Exchange Act of 1934, this resolution is advisory only and does not bind the Board or the Company.

You may vote “Every Year,” “Every Two Years”, “Every Three Years”, or “Abstain” on Resolution 8. Resolution 8 is non binding, as provided by law. The Board will review the results of the votes and will take them into account in making a determination concerning frequency of future advisory votes on named executive officer compensation.

PROXIES

In accordance with section 249L of the Corporations Act 2001, members are advised that:

•	each member has a right to appoint a proxy;
•	the proxy need not be a member of the Company;
•	a member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If no proportion or number is specified, then in accordance with clause 15.1 of the Constitution, each proxy may exercise one-half of the votes.

In accordance with section 250BA of the Corporations Act 2001, the Company specifies the following information for the purposes of receipt of proxy appointments:

Registered Office: Level 16, AMP Building, 140 St Georges Terrace Perth WA 6000

Facsimile Number: (08) 9220 9820 (international number: +61 8 9220 9820)

Postal Address: PO Box 7654, Cloisters Square, Perth, WA 6850

Each member entitled to vote at the general meeting has the right to appoint a proxy to attend and vote at the meeting on his behalf. The member may specify the way in which the proxy is to vote on each resolution or may allow the proxy to vote at his discretion.

The instrument appointing the proxy must be received by the Company at the address specified above at least 48 hours before the time notified for the meeting (proxy forms can be lodged by facsimile).

In accordance with regulation 7.11.38 of the Corporations Regulations 2001, the ~~Company determines~~Company’s Directors determine that ~~shares held as~~ all Shares that are quoted on the ASX at 11.00am on Saturday 4 November 2017 will be taken, for the purposes of ~~the general meeting~~determining voting entitlements at the AGM, to be held by the persons ~~who held them~~registered as holding those Shares at that time.

By Order of the Board

DENIS I RAKICH
Director/Company Secretary

6 October 2017

SAMSON OIL & GAS LIMITED

(ABN 25 009 069 005)

EXPLANATORY MEMORANDUM TO SHAREHOLDERS

1.	Introduction

This Explanatory Memorandum has been prepared for the information of Shareholders of Samson Oil & Gas Limited in connection with the business to be transacted at the annual general meeting of the Company to be held on Monday 6 November 2017.

At that meeting, Shareholders will be asked to consider resolutions:

•	re-electing a director who retires by rotation;
•	adopting the Remuneration Report;
•	approving additional 10% placement facility;
•	ratifying the issue of Options;
•	approving the future issue of Options;
•	adopting a new Constitution;
•	relating to an advisory vote to approve named executive officer compensation; and
•	relating to an advisory vote on frequency of future advisory votes.

The purpose of this Explanatory Memorandum is to provide information that the Board believes to be material to Shareholders in deciding whether or not to pass those resolutions. The Explanatory Memorandum explains the resolutions and identifies the Board’s reasons for putting them to Shareholders. It should be read in conjunction with the accompanying Notice of Meeting.

2.	Glossary

The following terms and abbreviations used in this Explanatory Memorandum and the accompanying Notice of Meeting have the following meanings:

AGM or Annual General Meeting	2~~.~~The annual general meeting of the Company to be held on Monday 6 November 2017.	G~~lossary~~
ASIC	Australian Securities and Investments Commission.
ASX	ASX Limited (ACN 008 624 691), trading as the Australian Securities Exchange.
ASX Listing Rules or Listing Rules	The Official Listing Rules of the ASX, as amended from time to time.
Board	The board of directors of the Company.

Chairman	The chairman of the Annual General Meeting.
Constitution	The constitution of the Company.
Corporations Act	Corporations Act 2001 (Cth).
Closely Related Party

Of a member of the Key Management Personnel means:

(i)           a spouse or child of the member;

(ii)          a child of the member’s spouse;

(iii)        a dependant of the member or of the member’s spouse;

(iv)        anyone else who is one of the member’s family and may be expected to influence the member or be influenced by the member, in the member’s dealing with the entity;

(v)          a company the member controls; or

(vi)         a person prescribed by the Corporations

 Regulations 2001 (Cth.).

Director	A director of the Company.
Explanatory Memorandum	The explanatory memorandum that accompanies this Notice of Meeting.
Equity Security	Has the meaning given to that term in the Listing Rules.
Key Management Personnel

Has the same meaning as in the accounting standards and broadly includes those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any director (whether executive or otherwise) of the Company.

Notice of Meeting	The notice convening the Annual General Meeting which accompanies this Explanatory Memorandum.
Option	An option to subscribe for a Share.
Remuneration Report	The annual remuneration report included in the Company’s annual report for the year ended 30 June 2017.
Samson or Company	Samson Oil & Gas Limited (ABN 25 009 069 005).
Samson Shares or Shares	Fully paid ordinary shares in the Company.
Shareholder	A registered holder of a Share.

~~The following terms and abbreviations used in this Explanatory Memorandum have the following meanings:~~

~~AGM or General Meeting~~	~~The annual general meeting of the Company to be held on Monday 6 November 2017.~~

~~ASIC~~	~~Australian Securities and Investments Commission.~~

~~ASX~~	~~ASX Limited (ACN 008 624 691), trading as the Australian Securities Exchange.~~

~~ASX Listing Rules or Listing Rules~~	~~The Official Listing Rules of the ASX, as amended from Rules time to time.~~

~~Board~~	~~The board of directors of the Company.~~

~~Constitution~~	~~The constitution of the Company.~~

~~Corporations Act~~	~~Corporations Act 2001 (Cth.).~~

~~Closely Related Party~~

~~Of a member of the Key Management Personnel means:~~

~~(i)           a spouse or child of the member;~~

~~(ii)          a child of the member’s spouse~~

~~(iii)         a dependant of the member of the members spouse~~

~~(iv)         anyone else who is one of the member’s family and may be expected to influence the member or be influenced by the member, in the member’s dealing with the entity;~~

~~(v)          a company the member controls; or~~

~~(vi)         a person prescribed by the Corporations Regulations 2001 (Cth.).~~

~~Director~~	~~A director of the Company.~~

~~Equity Security~~	~~Has the meaning given to that term in the Listing Rules.~~

~~Key Management Personnel~~	~~Has the same meaning as in the accounting standards and broadly includes those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any director (whether executive or otherwise) of the Company.~~

~~Notice of Meeting~~	~~The notice convening the Annual General Meeting which accompanies this Explanatory Memorandum.~~

~~NYSE MKT~~	~~Means the New York Stock Exchange’s NYSE MKT trading market.~~

~~Option~~	~~An option to subscribe for a Share.~~

~~Remuneration Report~~	~~The annual remuneration report included in the Company’s annual report for the year ended 30 June 2017.~~

~~Samson or Company~~	~~Samson Oil & Gas Limited (ABN 25 009 069 005).~~

~~Samson Shares or Shares~~	~~Fully paid ordinary shares in the Company.~~

~~Shareholder~~	~~A registered holder of a Share.~~

~~3.~~	~~Resolution 1 – Re-election of P. Hill as a Director~~

3.	Annual financial statements

The Corporations Act requires the annual financial report, directors’ report and the auditor’s report (Annual Financial Statements) to be received and considered at the Annual General Meeting. The Annual Financial Statements for the period ended 30 June 2017 are included in the Company’s annual financial report, a copy of which will be made available on request.

There is no requirement for Shareholders to approve these reports and no vote will be taken on the Annual Financial Statements. However, Shareholders attending the Annual General Meeting will be given a reasonable opportunity to ask questions about, or make comments on, the Annual Financial Statements and the management of the Company.

4.	Resolution 1 – Re-election of P. Hill as a Director

In accordance with ~~ASX Listing Rule 14.4 and pursuant to Rule~~clause 3.6(a) of the Constitution, at each annual general meeting one-third of the Directors (excluding the Managing Director) must retire from office. Each Director so retiring is entitled to offer him or himself for re-election as a Director at the annual general meeting which coincides with his retirement. In addition, ASX Listing Rule 14.5 provides that an entity must hold an election of directors at each annual general meeting.

The Directors to retire are those who have been in office for 3 years since their appointment or last re-appointment or who have been longest in office since their appointment or last re-appointment or, if the Directors have been in office for an equal length of time ~~(as is the case here),~~, then by agreement.

By agreement between ~~the Directors,~~

All current Directors of the Company were elected in general meeting on 27 January 2016, and Mr Gregory Channon was re-elected as a Director at the Company’s 2016 AGM. Since no Directors have been in office for 3 years the Directors to retire are those who have been longest in office. If 2 or more Directors have been in office for the same period, those Directors may agree which of them will retire. Accordingly, by agreement between the Directors (other than Mr Channon), Dr Hill will retire by rotation at the AGM and, being eligible, seeks re-election as a Director of the Company.

Dr Hill has over 40 years of experience in the international oil and natural gas industry. He commenced his career in 1972 and spent 22 years in senior positions at British Petroleum including Chief Geologist, Chief of Staff for BP Exploration, President of BP Venezuela and Regional Director for Central and South America. Dr Hill then worked as Vice President of Exploration at Ranger Oil Ltd. in England (1994-1995), Managing Director Exploration and Production at Deminex GMBH Oil in Germany (1995-1997), Technical Director/Chief Operating Officer at Hardy Oil & Gas plc (1998-2000), President and Chief Executive Officer at Harvest Natural Resources, Inc. (2000-2005), Director/Chairman at Austral Pacific Energy Ltd. (2006-2008), independent advisor to Palo Alto Investors (January 2008 to December 2009), Non-Executive Chairman at Toreador Resources Corporation (January 2009 to April 2011), Director of Midstates Petroleum Company, Inc. (April 2013 to March 2015), and interim President and Chief Executive Officer of Midstates Petroleum Company, Inc. (March 2014 to March 2015). Dr Hill has a B.Sc. (Honors) in Geology and a Ph.D. He has provided advisory and consultancy roles to hedge funds, banks, and companies involved in the upstream oil and gas sector. Held non-executive board positions, Chairman, and been involved in international negotiations at government level.

His extensive experience in management, corporate leadership, non-executive directorship and consulting, combined with technical expertise, has provided the skills necessary to lead, build teams and deliver business success. The career path to date is a proven track record of significant value creation for all stakeholders served. The key ingredient is to develop a solid strategic position based on quality assets and the highest principles of governance, openness and honest discussion. Dr Hill also advised Massachusetts Institute of Technology (MIT) and their start-up companies. Gradiant and FastCap, were initiated by MIT post-graduates/faculty and have patents that offer decisive break-through technologies in the energy space. Preserving founder equity and introducing specific clients are key roles that assist the development and value growth of the ventures.

Dr Hill is the non-executive Chairman of Triangle Petroleum Corporation.

Dr Hill was elected as a director of the Company on 27 January 2016.

~~4.~~	~~Resolution 2 – Adoption of Remuneration Report~~

5.	Resolution 2 – Adoption of Remuneration Report

The Corporations Act prescribes certain disclosure requirements for listed companies which include requiring that the Directors of the Company include a remuneration report in the Company’s annual report. The Corporations Act also requires that the Directors put a resolution to Shareholders each year that the remuneration report be adopted.

The Remuneration Report is set out within the Company’s 2017 Annual Report.

The Remuneration Report:

•	outlines the Board’s policy for determining the nature and amount of remuneration for directors and executives of the Company;
•	discusses the relationship between the Board’s remuneration policy and the Company’s performance;
•	details and explains any performance condition applicable to the remuneration of a director or executive;
•	details the remuneration of each director (including options) and executive of the Company for the year; and
•	summarises the terms of any contract under which any director or executive is engaged, including the period of notice required to terminate the contract and any termination payments provided for under the contract.

The vote on the resolution is advisory only and does not bind the Directors or the Company, nor does it affect the remuneration already paid or payable to the Directors or the executives. The Chairman of the AGM will allow reasonable opportunity for Shareholders to ask questions about, or comment on the Remuneration Report at the ~~meeting.~~AGM. However, the Corporations Act provides that if the resolution to approve the Remuneration Report receives a “no” vote of 25% or more of votes cast at the Annual General Meeting, the Company’s subsequent Remuneration Report must explain the Board’s proposed action in response or, if the Board does not propose any action, the Board’s reasons for not making any changes. The Board will take into account the outcome of the vote when considering the remuneration policy, even if it receives less than a 25% “no” vote.

In addition, sections 250U and 250V of the Corporations Act sets out a “two strikes” re-election process pursuant to which:

(a)	if, at a subsequent annual general meeting (Later Annual General Meeting), at least 25% of the votes cast on a resolution that the remuneration report be adopted are against the adoption of that remuneration report;
(b)	at the immediately preceding annual general meeting (Earlier Annual General Meeting), at least 25% of the votes cast on a resolution that the remuneration report be adopted were against the adoption of that remuneration report; and
(c)	a resolution was not put to the vote at the Earlier Annual General Meeting under an earlier application of section 250V of the Corporations Act,

then the Company must put to vote at the Later Annual General Meeting a resolution requiring Shareholders to vote on whether the Company must hold another general meeting (Spill Meeting) to consider the appointment of all of the Directors at the time the Directors Report was approved by the Board who must stand for re-appointment (other than the Managing Director) (Spill Resolution). The Spill Resolution may be passed as an ordinary resolution.

If the Spill Resolution is passed, the Spill Meeting must be held within 90 days after the Spill Resolution is passed. All of the Company’s Directors who were Directors at the time when the resolution to make the Directors’ Report was passed (excluding the Managing Director of the Company who may, in accordance with the ASX Listing Rules, continue to hold office indefinitely without being re-elected to the office) cease to hold office immediately before the end the Spill Meeting and may stand for re-election at the Spill Meeting.

At the Company’s ~~2015~~2016 annual general meeting, ~~a Spill Resolution was passed and a Spill Meeting was duly held on 27 January 2016.~~less than 25% of the eligible votes cast in respect of the 2016 remuneration report were cast against the adoption of the 2016 remuneration report. Accordingly, a Spill Resolution will not be put to the ~~Meeting~~AGM even if 25% or more of the votes are cast against Resolution 2.

Section 250R(4) of the Corporations Act prohibits any votes on this Resolution being cast by ~~senior executives (or their associates)~~any member of the Key Management Personnel whose remuneration details are disclosed in the Remuneration Report~~.~~ or any Closely Related Party of such a member. However, an exception to this prohibition exists to enable the Chairman to vote Shareholders’ undirected proxy votes. In this regard, you should note that if you appoint the Chairman as your proxy and you indicate on the proxy form that you do not wish to specify how the Chairman should vote on Resolution 2, the Chairman will cast your votes in favour of Resolution 2.

If you wish to appoint the Chairman as your proxy but do NOT want your votes cast in favour of Resolution 2, you must indicate your voting intention by ticking the box marked either ‘against’ or ‘abstain’ opposite Resolution 2 on the Proxy Form.

~~5.~~	~~Resolution 3 – Approval of Additional 10% Placement Facility~~

6.	Resolution 3 – Approval of Additional 10% Placement Facility

General

ASX Listing Rule 7.1A enables eligible entities to issue Equity Securities up to 10% of its issued ordinary share capital through placements over a 12 month period after the AGM (Additional Placement Facility). The Additional Placement Facility is in addition to the Company’s 15% placement capacity under Listing Rule 7.1.

For the purposes of Listing Rule 7.1A an eligible entity is one that, as at the date of the relevant annual general meeting:

~~(a)~~	~~is not included in the A&P/ASX300 index; and~~
~~(b)~~	~~has a market capitalisation of less than $300 million.~~

(a)	is not included in the A&P/ASX300 Index; and
(b)	has a market capitalisation of less than $300 million.

The Company is an eligible entity as at the time of this Notice of Meeting and is expected to be an eligible entity as at the time of the Annual General Meeting.

The Company is now seeking shareholder approval by way of a special resolution to have the ability to issue Equity Securities under the Additional Placement Facility. The exact number of Equity Securities to be issued under the Additional Placement Facility will be determined in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 (as set out below).

The effect of shareholders approving Resolution 3 will be to allow the Company to issue Equity Securities under Listing Rule 7.1A in addition to the Company’s 15% placement capacity under Listing Rule 7.1.

Resolution 3 is a special resolution, and accordingly at least 75% of votes cast by shareholders eligible to vote at the Annual General Meeting must be in favour of Resolution 3 for it to be passed.

Regulatory Requirements

In compliance with the information requirements of Listing Rule 7.3A, Shareholders are advised of the following information:

~~(a)~~	~~Minimum Issue Price~~

(a)	Minimum Issue Price

Equity securities issued under the Additional 10% Placement Facility must be in the same class as an existing class of quoted Equity Securities of the Company. As at the date of this Notice of ~~Annual General~~ Meeting, the Company has on issue one class of quoted Equity Securities, being Shares.

The issue price of Equity Securities issued under the Additional 10% Placement Facility must not be lower than 75% of the volume weighted average price for securities in the same class calculated over the 15 trading days on which trades in that class were conducted immediately before:

~~(i)~~	~~the date on which the Equity Securities are issued; or~~

~~(ii)~~	~~the date on which the price of Equity Securities is agreed, provided that the issue is thereafter completed within 5 business days.~~

~~(b)~~	~~Dilution~~
(i)	the date on which the Equity Securities are issued; or
(ii)	the date on which the price of Equity Securities is agreed, provided that the issue is thereafter completed within 5 business days.

(b)	Dilution

As at the date of this Notice of ~~Annual General~~ Meeting, the Company has 3,283,000,444 Shares on issue. Accordingly, if Shareholders approve Resolution 3, the Company will have the capacity to issue approximately 328,~~000~~300,044 Equity Securities under the Additional 10% Placement Facility in accordance with Listing Rule 7.1A.

The precise number of Equity Securities that the Company will have capacity to issue under Listing Rule 7.1A will be calculated at the date of issue of the Equity Securities in accordance with the following formula:

(A x D) – E

A	is the number of fully paid shares on issue 12 months before the date of issue or agreement:
(A)	plus the number of fully paid shares issued in the 12 months under an exception in Listing Rule 7.2;
(B)	plus the number of partly paid shares that became fully paid in the 12 months;
(C)	plus the number of fully paid shares issued in the 12 months with approval of holders of shares under Listing Rule 7.1 and 7.4;
(D)	less the number of fully paid shares cancelled in the 12 months.

Note that A is has the same meaning in Listing Rule 7.1 when calculating an entity's 15% placement capacity.

D	is 10%
E	is the number of Equity Securities issued or agreed to be issued under Listing Rule 7.1A.2 in the 12 months before the date of the issue or agreement to issue that are not issued with the approval of shareholders under Listing Rule 7.1 or 7.4.

If Resolution 3 is approved by Shareholders and the Company issues Equity Securities under the Additional 10% Placement Facility, existing Shareholders' voting power in the Company will be diluted as shown in the table below. There is a risk that:

(i)	the market price for the Company's Equity Securities may be significantly lower on the date of the issue of the Equity Securities than on the date of the Annual General Meeting; and
(ii)	the Equity Securities may be issued at a price that is at a discount to the market price for the Company's Equity Securities on the issue date or the Equity Securities are issued as part of consideration for the acquisition of a new asset, which may have an effect on the amount of funds raised by the issue of the Equity Securities.

The below table shows the dilution of existing Shareholders on the basis of the current market price of Shares and the current number of ordinary securities for variable "A" calculated in accordance with the formula in Listing Rule 7.1A(2) as at the date of this Notice of ~~Annual General~~ Meeting.

The table also shows:

(i)	two examples where variable “A” has increased, by 50% and 100%. Variable “A” is based on the number of ordinary securities the Company has on issue. The number of ordinary securities on issue may increase as a result of issues of ordinary securities that do not require Shareholder approval (for example, a pro rata entitlements issue or scrip issued under a takeover offer) or future specific placements under Listing Rule 7.1 that are approved at a future Shareholders’ meeting; and
(ii)	two examples of where the issue price of ordinary securities has decreased by 50% and increased by 50% as against the current market price.

		Dilution
Variable “A” in Listing Rule 7.1A.2		$0.0015 50% decrease in Issue Price	$0.003 Issue Price	$0.006 100% increase in Issue Price
Current Variable A 3,283,000,444 Shares	Shares issued (10% Voting Dilution)	328,330,444 New Shares	328,330,444 New Shares	328,330,444 New Shares
	Funds raised	$492,450	$984,900	$1,969,800

50% increase in current Variable A 4,924,500,666 Shares	Shares issued (10% Voting Dilution)	492,450,066 New Shares	492,450,066 New Shares	492,450,066 New Shares
	Funds raised	$738,675	$1,477,350	$2,954,700

100% increase in current Variable A 6,566,000,888 Shares	Shares issued (10% Voting Dilution)	656,600,089 New Shares	656,600,089 New Shares	656,600,089 New Shares
	Funds raised	$984,900	$1,969,800	$3,939,600

~~(ii)~~	~~two examples of where the issue price of ordinary securities has decreased by 50% and increased by 50% as against the current market price.~~

The table has been prepared on the following assumptions:

1.	Variable A is 3,283,000,444 being the number of ordinary securities on issue at the date of this Notice of Meeting.
2.	The Company issues the maximum number of Equity Securities available under the Additional 10% Placement Facility.
3.	No Options are exercised into Shares before the date of issue of the Equity Securities;

4.	The 10% voting dilution reflects the aggregate percentage dilution against the issued share capital at the time of issue. This is why the voting dilution is shown in each example as 10%.
5.	The table does not show an example of dilution that may be caused to a particular Shareholder by reason of placements under the Additional 10% Placement Facility, based on that Shareholder’s holding at the date of the Meeting. All Shareholders should consider the dilution caused to their own shareholding depending on their specific circumstances.
6.	The table shows only the effect of issues of Equity Securities under Listing Rule 7.1A, not under the 15% placement capacity under Listing Rule 7.1.
7.	The issue of Equity Securities under the Additional 10% Placement Facility consists only of Shares.
8.	The issue price is $0.003, being the closing price of the Shares on ASX on 3 October 2017.

(c)	Issue Period

If Shareholders approve Resolution 3, the Company will have a mandate to issue Equity Securities under the Additional 10% Placement Facility under Listing Rule 7.1A from the date of the Annual General Meeting until the earlier of the following to occur:

~~(i)~~	~~the date that is 12 months after the date of the Annual General Meeting; and~~

~~(ii)~~	~~the date of the approval by Shareholders of a transaction under Listing Rule 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking), (the Additional 10% Placement Period).~~

(i)	the date that is 12 months after the date of the Annual General Meeting; and
(ii)	the date of the approval by Shareholders of a transaction under Listing Rule 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking), (the Additional 10% Placement Period).

The Company will only issue and allot Equity Securities during the Additional 10% Placement Period. The approval will cease to be valid in the event that Shareholders approve a transaction under Listing Rule 11.1.2 or 11.2.

(d)	Purpose of Issues

The Company may seek to issue the Equity Securities ~~to fund~~for the ~~Company’s~~following purposes:

(i)	non-cash consideration for the acquisition of the new assets and investments. In such circumstances the Company will provide a valuation of the non-cash consideration as required by Listing Rule 7.1A.3; or

~~(ii)~~	~~cash consideration. In such circumstances, the Company intends to use the funds raised towards an acquisition of new assets or investments (including expense associated with such acquisition), continued~~ exploration and development ~~programs and to provide additional~~of the Company’s current assets and/or general working capital.

The Company will provide further information at the time of issue of any Equity Securities under the Additional 10% Placement Facility in compliance with its disclosure obligations under Listing Rules 7.1A.4 and 3.10.5A.

(e)	Allocation Policy

The Company’s allocation policy is dependent on the prevailing market conditions at the time of any proposed issue pursuant to the Additional 10% Placement Facility. The identity of the allottees of Equity Securities will be determined on a case-by-case basis having regard to the factors including but not limited to the following:

(i)	the methods of raising funds that are available to the Company, including but not limited to, rights issue or other issues in which existing security holders can participate;
(ii)	the effect of the issue of the Equity Securities on the control of the Company;
(iii)	the financial situation and solvency of the Company; and
(iv)	advice from corporate, financial and broking advisers (if applicable).

The allottees under the Additional 10% Placement Facility have not been determined as at the date of this Notice of Meeting but may include existing substantial Shareholders and/or new Shareholders who are not related parties or associates of a related party of the Company.

Further, if the Company is successful in acquiring new oil and gas assets or investments, it is likely that the allottees under the 10% Placement Facility will be the vendors of the new oil and gas assets or investments.

(f)	Previous issues of Equity Securities under Listing Rule 7.1A

The Company has not previously obtained Shareholder approval under Listing Rule 7.1A and accordingly has not issued any Equity Securities pursuant to Listing Rule 7.1A in the 12 months preceding the date of the Annual General Meeting.

~~In the 12 months preceding this Notice of Annual General Meeting, the Company has issued [*] Equity Securities which represents [*]% of the total number of Equity Securities on issue at the commencement of that 12 month period.~~

~~Details of the Equity Securities issued in the 12 month period are outlined in Schedule [2] to this Notice of Meeting.~~

~~(g)~~	~~Voting exclusion statement~~

(g)	Voting exclusion statement

A voting exclusion statement for Resolution 3 is included in the Notice of ~~Annual General~~ Meeting preceding this Explanatory ~~Statement~~Memorandum.

At the date of the Notice of ~~Annual General~~ Meeting, the Company has not approached any particular existing security holder or an identifiable class of existing security holders to participate in the issue of the Equity Securities. No existing Shareholder's votes will therefore be excluded ~~under the voting exclusion in the Notice of Annual General Meeting~~for this purpose.

In these circumstances (and in accordance with the note set out in ASX Listing Rule 14.11.1 relating to ASX Listing Rules 7.1 and 7.1A), for a person’s vote to be excluded, it must be known that that person will participate in the proposed issue. Where it is not known who will participate in the proposed issue (as is the case in respect of any Equity Securities issued under the Additional 10% Placement Facility), Shareholders must consider the proposal on the basis that they may or may not get a benefit and that it is possible that their holding will be diluted, and there is no reason to exclude their votes.

No existing Shareholder's votes will therefore be excluded under the voting exclusion in the Notice of Annual General Meeting.

Board Recommendation

The Board believes that the Additional 10% Placement Facility is beneficial for the Company as it will give the Company the flexibility to issue further securities representing up to 10% of the Company’s share capital during the next 12 months. Accordingly, the Board unanimously recommends that Shareholders approve Resolution 3.

~~6.~~	~~Resolution 4 – Ratify the Issuance of 492,429,045 Options in Conjunction with the Issuance of Preferred Shares~~

Prior

7.	Resolutions 4 and 5 – Ratification of Issue of up to ~~6 November 2017 being~~492,429,045 Options , and Approval of Issue of up to 507,170,955 Options, in conjunction with a Potential Financing

Background

The Company has been in discussions with a potential financier to provide project finance and is confident that it will obtain such finance. Discussions with debt providers are ongoing, however the Company considers it highly likely that a term of any financing arrangements will be that the Company issues to the financier (Financier) Options.

Based on current discussions, this is likely to involve the issue of Options with the following key terms:

1.	up to 999,600,000 Options;
2.	an exercise price of A$0.0038;
3.	expire date of 5 years after the date of issue.

The financing arrangements are also likely to involve the issue of preference shares in accordance with the Company’s Constitution. Under the arrangements, an exercise of options is likely to occur in conjunction with a redemption of preference shares, and vice versa.

Accordingly, Resolutions 4 and 5 seek Shareholder approval for the issue of up to 999,600,000 Options.

It is anticipated that the Company will issue 492,429,045 Options (First Tranche Options) to the Financier prior to the date of the AGM ~~the Company issued a total of 492,429,045 options to the purchaser of preferred shares~~ under its existing placement capacity pursuant to ~~the terms of a Loan Facility~~Listing Rule 7.1. Resolution 4 therefore seeks ratification by Shareholders of the issue of the First Tranche Options in accordance with Listing Rule 7.4.

The options

~~A~~n additional 507,170,955 Options (Second Tranche Options) are ~~exercisable into ordinary shares upon payment of A$ 0.0038 per option any time until the expiry date being 5 years from~~likely to be issued to the Financier after the date of ~~issue.~~

~~Listing Rule 7.1 prohibits a company from issuing equity securities representing more than 15% of its expanded capital in any 12 month period without first obtaining~~ the AGM, subject to receipt of Shareholder approval.

~~Listing Rule 7.4 allows a company to seek ratification by shareholders of an issue of which has been made without approval under Listing Rule 7.1 provided the issue did not breach Listing Rule 7.1.~~

As the issue the subject of Resolution ~~4 was not in breach of Listing Rule 7.1 and was not previously approved by Shareholders, the Board now~~5 therefore seeks Shareholder ~~ratification of that issue pursuant to Listing Rule 7.4~~approval in accordance with Listing Rules 7.1 for the issue of the Second Tranche Options.

The ~~effect of passing Resolution 4~~Company will ~~be~~make an announcement to ~~refresh~~ the ~~Company’s 15% capacity under~~ ASX regarding the identity and details of any financing arrangement following the execution of definitive financing documentation.

Listing Rule 7.1 ~~to the extent of the 492,429,045 options.~~

~~For the purposes of Listing Rule 7.5, the following information is provided in relation to Resolution 1:~~

~~(1)~~	~~The total number of options issued was 492,429,045.~~

~~(2)~~	~~The options were issued for nil consideration pursuant to the terms of a Loan Facility Agreement.~~

~~(3)~~	~~The Shares were issued to the purchaser of preferred shares.~~

~~(5)~~	~~The options are exercisable into ordinary shares upon payment of A$ 0.0038 per option any time until the expiry date being 5 years from the date of issue.~~

~~(6)~~	~~No funds were raised from the issue as the options were issued pursuant to the terms of a Loan Facility Agreement.~~

~~(7)~~	~~A voting exclusion statement for Resolution 4 is included in the Notice of Meeting.~~

~~Board Recommendation~~

~~The Board unanimously recommends that Shareholders approve Resolution 4.~~

~~7.~~	~~Resolution 5 – Authorise the Issuance of up to 507,170,955 options in Conjunction with the Issuance of Preferred Shares~~

Listing Rule 7.1 provides that, unless an exemption applies, a company must not, without prior approval of shareholders, issue or agree to issue Equity Securities if the Equity Securities will in themselves or when aggregated with any Equity Securities issued by the Company during the previous 12 months, exceed 15% of the number of ordinary securities on issue at the commencement of that 12 month period.

Listing Rule 7.4 states that an issue by a company of securities made without approval under Listing Rule 7.1 is treated as having been made with approval for the purpose of Listing Rule 7.1 if the issue did not breach Listing Rule 7.1 and the company’s members subsequently approve it.

Resolution ~~5~~4

~~As the issue of the First Tranche Options the subject of Resolution 4 will not be in breach of Listing Rule 7.1 and has not been previously approved by Shareholders, the Board now~~ seeks Shareholder ~~approval for~~ratification at the AGM of that issue ~~of 507,170,955 options~~pursuant to ~~the purchaser of preferred shares.~~Listing Rule 7.4.

The effect of passing Resolution 4 will be to refresh the Company’s 15% placement capacity under Listing Rule 7.1 to the extent of the First Tranche Options.

Information requirements for Resolution 4

For the purposes of Listing Rule 7.5, the following information is provided in relation to Resolution 4:

(1)	The total number of Options issued will be 492,429,045.

(2)	The Options will be issued for nil consideration pursuant to the terms of the debt financing arrangements.

(3)	The Options will be issued to the Financier, which is not a related party of the Company.

(4)	The Options will be issued on the terms and conditions set out in Annexure B.

(5)	As described above, the Company expects the issue of the Options the subject of Resolution 4 to be a term of any debt financing arrangements that the Company enters into. No funds will be raised from the issue of the Options.

(6)	A voting exclusion statement for Resolution 4 is included in the Notice of Meeting.

Resolution 5

Resolution 5 seeks Shareholder approval for the issue of the Second Tranche Options to the Financier. The purpose of Resolution 5 is to enable the Company to issue the Options without utilising the Company's 15% placement capacity under Listing Rule 7.1.

If Shareholders do not approve Resolution 5 and the Company wishes to issue the Options to the ~~purchaser of preferred shares~~Financier under the terms of the ~~Loan Facility Agreement~~debt financing arrangements, then if the issue of Options exceeds its 15% placement capacity~~,~~ it would need to call another general meeting to approve that issue.

Information requirements for Resolution 5

In compliance with the information requirements of Listing Rule 7.3, Shareholders are advised of the following information in relation to Resolution 5:

(1)	The maximum number of Options to be issued will be 507,170,955.

(2)	The Options will be issued by no later than 3 months after the date of the Annual General Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules). The Company expects to issue all of the Tranche 2 Options on the same date, however the exact date of issue is unknown at this stage.

(3)	The Options will be issued for nil cash consideration pursuant to the terms of the debt financing arrangements.

(4)	The Options will be issued to the Financier, which is not a related party of the Company.

(5)	The Options will be issued on the terms and conditions set out in Annexure B.

(6)	As described above, the Company expects the issue of the Options the subject of Resolution 5 to be a term of any debt financing arrangements that the Company enters into. No funds will be raised by the issue of such Options.

(7)	A voting exclusion statement for Resolution 5 is included in the Notice of Meeting.

Board Recommendation

The Board unanimously recommends that Shareholders approve ~~Resolution~~Resolutions 4 and 5.

~~1.~~8.	Resolution 6 – Adoption of New Constitution

Background

The Company’s existing Constitution was adopted on 9 December 2005. The ~~terms of the existing~~ Constitution ~~have~~has not been subject to a comprehensive review or update since that date and the Directors considered it appropriate to review the Constitution to ensure it reflects the ~~workings of the Company and the present~~current provisions of the Corporations Act and the ASX Listing Rules.

The Board recommends that the Company’s existing Constitution be ~~amended~~replaced to address specific matters that the Board considers to be in the best interests of the Company~~,~~ and to promote the efficient running of the Company, which should be of long term benefit to the Company and its Shareholders.

In light of the number of changes being proposed to various parts of the existing Constitution~~,~~ and the fact that some of ~~the amendments~~these changes are of a non-substantive nature, the Board has decided that it is most appropriate to adopt a ~~wholly~~ new constitution rather than approving numerous amendments to the existing Constitution.

It is not practical to list all the changes to the Constitution in this statement and Shareholders are invited to contact the Company if they have any queries or concerns. However, the proposed changes that the Board considers more significant for shareholders are described below. In the discussion below, references to clauses are to clauses in the proposed new Constitution, unless stated otherwise.

A copy of the proposed new Constitution can be obtained prior to the ~~meeting~~AGM by contacting the Company. A copy of the new Constitution will also be available for inspection at the AGM.

Regulatory requirements

Under section 136(2) of the Corporations Act, a company may modify or repeal its constitution or a provision of its constitution by a special resolution of its shareholders.

If the resolution is passed, the new Constitution will take effect immediately.

Material changes to the Constitution

The material changes to the existing Constitution are outlined below.

Issue and transfer of Shares

(a)	Preference shares

Consistent with the existing Constitution, the new Constitution provides that the Company may issue preference shares. The terms of the preference shares continue to be on standard terms compliant with the requirements of the Corporations Act and the ASX Listing Rules. The main change proposed in the new Constitution is to permit the issue of preference shares on terms which allow conversion into ordinary shares.

Directors

(b)	Number of Directors

The new Constitution provides that the minimum number of directors of the Company will be three, consistent with the Company’s obligations under the Corporations Act. The existing Constitution contemplated there being a minimum number greater than three, which has been removed in the new Constitution.

The existing Constitution does not stipulate any maximum number of directors of the Company. It is proposed to introduce a maximum of 8 (not including ~~alternative~~alternate directors) under the new Constitution.

(c)	Director retirement

Under the new Constitution, Directors will be required to retire no later than the third annual general meeting following their last election or appointment. Under the existing Constitution, one third of the Directors are required to retire at each annual general meeting. The new provision reflects common director rotation provisions amongst listed companies and is in line with the relevant Listing Rules.

Dividends

(d)	Payment of dividends

Following amendments to the Corporations Act, companies are no longer restricted to paying dividends out of profits. Accordingly, the new Constitution removes the requirement for dividends to be paid out of the profits of the Company.

The new Constitution provides that directors may determine that a dividend is payable and fix the amount, time and method of payment.

The new Constitution expands on the methods which dividends can be paid to include electronic funds transfer and any other means determined by the directors. This provides a more secure, convenient and cost effective payment method for both the Company and its shareholders.

Proportional Takeovers

(e)	Inclusion of proportional takeover provisions

The Corporations Act permits a company to include in its constitution provisions prohibiting the registration of a transfer of securities resulting from a proportional takeover bid, unless the relevant ~~holders~~shareholders in general meeting approve the bid.

It is a requirement of the Corporations Act that such provisions in a company’s constitution apply for a maximum period of three years, unless earlier renewed. In the case of the Company, the existing Constitution does not contain any such provisions.

The Board has resolved to include ~~the~~ proportional takeover provisions in the new Constitution and accordingly, a special resolution is being put to shareholders under section 648G of the Corporations Act (together with the special resolution being put to shareholders under section 136(2) of the Corporations Act in relation to the new Constitution as a whole) to insert the proportional takeover provisions which are contained in clause 9 of the new Constitution.

If approved by shareholders at the ~~Meeting~~AGM, clause 9 will operate for three years from the date of the meeting, unless renewed earlier. The effect of clause 9, if approved, will be that where a proportional takeover bid is made for shares in the Company (i.e. a bid is made for a specified proportion, but not all, of each holder’s bid class securities), the Board must convene a meeting of holders of the relevant shares to vote on a resolution to approve that bid. The meeting must be held, and the resolution voted on, at least 15 days before the offer period under the bid closes. To be passed, the resolution must be approved by a majority of votes at the meeting, excluding votes by the bidder and its associates. However, the Corporations Act also provides that, if the meeting is not held within the time required, then a resolution to approve the proportional takeover bid will be deemed to have been passed.

If the resolution to approve the proportional takeover bid is passed or deemed to have been passed, the transfer of shares resulting from acceptance of an offer under that bid will be permitted, and the transfers registered, subject to the Corporations Act and the new Constitution of the Company. If the resolution is rejected, the registration of any transfer of shares resulting from an offer under the proportional takeover bid will be prohibited, and the bid deemed to be withdrawn.

Clause 9 will not apply to full takeover bids.

In the Board’s view, the relevant shareholders (that is, shareholders other than the bidder and its associates) should have the opportunity to vote on a proposed proportional takeover bid. A proportional takeover bid for the Company may enable control of the Company to be acquired by a party holding less than a majority interest. As a result, the relevant shareholders may not have the opportunity to dispose of all their shares, and risk being part of a minority interest in the Company or suffering loss if the takeover bid causes a decrease in the market price of the shares or makes the shares less attractive and, accordingly, more difficult to sell. Clause 9 would only permit this to occur with the approval of a majority of the relevant shareholders.

For the relevant shareholders, the potential advantages of clause 9 are that it will provide them with the opportunity to consider, discuss in a meeting called specifically for the purpose, and vote on whether a proportional takeover bid should be approved. This affords the relevant shareholders an opportunity to have a say in the future ownership and control of the Company and help the shareholders avoid being locked into a minority.

The Board believes this will encourage any proportional takeover bid to be structured so as to be attractive to at least a majority of the relevant shareholders. It may also discourage the making of a proportional takeover bid that might be considered opportunistic. Finally, knowing the view of a majority of the relevant shareholders may help each individual shareholder to assess the likely outcome of the proportional takeover bid and decide whether or not to accept an offer under the bid.

On the other hand, a potential disadvantage for the relevant shareholders arising from clause 9 is that proportional takeover bids may be discouraged by the further procedural steps that the clause will entail and, accordingly, this may reduce any takeover speculation element in the price of the Company’s Shares. Shareholders may be denied an opportunity to sell a portion of their shares at an attractive price where the majority rejects an offer from persons seeking control of the Company.

The Company’s directors do not consider that there are any advantages or disadvantages specific to the directors in relation to the proposed clause 9. The Board will continue to remain free to make a recommendation to shareholders as to whether a proportional takeover bid should be accepted.

As at the date of this Notice of Meeting, none of the directors are aware of any proposal (other than any increase following the exercise of any options issued the subject of Resolutions 4 and 5) by a person to acquire, or to increase the extent of, a substantial interest in the Company.

General meetings

(f)	Demanding a poll

The new Constitution removes express references as to who may demand a poll, as this is codified in the Corporations Act and the Constitution would otherwise require amendment if there are future legislative changes. Currently, the relevant section of the Corporations Act dealing with the calling of a poll (section 250L) reflects the position in the existing Constitution in that a poll may be demanded by:

(i)	at least 5 members entitled to vote on the resolution; or

(ii)	members with at least 5% of the votes that may be cast on the resolution on a poll; or

(iii)	the chairman.

(g)	Conduct of the chairman

The new Constitution contains new provisions which expressly provide that the chairman of a general meeting has charge of the meeting and outlines specific powers of the chair including their ability to require attendees to comply with security arrangements before they are admitted to the meeting, and adjourn or cancel the meeting if in their opinion the meeting has become so unruly or disorderly that it cannot be conducted in a proper and orderly manner.

Other amendments

There are a number of other differences between the existing and new Constitutions that are not summarised or referred to above because they do not materially alter the effect of the existing Constitution for shareholders. These include changes:

(a)	to update provisions to reflect the current position under the Corporations Act, Listing Rules and other applicable rules;

(b)	of a drafting, procedural or administrative nature;

(c)	to remove outdated and redundant provisions; and

(d)	to update names and definitions to reflect current terminology, although where possible the defined terms in the Corporations Act are relied on.

In addition, where appropriate, the new Constitution removes duplication of existing requirements under the Corporations Act or the Listing Rules, which would otherwise require amendments if there are future legislative or regulatory changes.

Recommendation of directors

The Board unanimously recommends Shareholders vote in favour of Resolution 6.

9.	Resolution 7 - Advisory Vote on “Named Executive Officer” Compensation

The advisory vote being put to Shareholders is for US regulatory purposes only and is not a requirement of either the Corporations Act or the ASX Listing Rules. An explanation of the resolution is set out in Annexure "A".

10.	Resolution 8 – Advisory Vote on the Frequency of Future Advisory Votes on Named Executive Officer Compensation

The advisory vote being put to Shareholders is for US regulatory purposes only and is not a requirement of either the Corporations Act or the ASX Listing Rules. An explanation of the resolution is set out in Annexure "A".

Board Recommendation

The Board recommends that you vote to hold an advisory vote on named executive officer compensation “Every Year.”

11.	Action to be taken by Shareholders

Shareholders should read this Explanatory Memorandum carefully before deciding how to vote on the resolutions set out in the Notice of Meeting.

Attached to the Notice of Meeting is a proxy form for use by Shareholders. All Shareholders are invited and encouraged to attend the AGM or, if they are unable to attend in person, to complete, sign and return the proxy form to the Company in accordance with the instructions contained in the proxy form and the Notice of Meeting. Lodgement of a proxy form will not preclude a Shareholder from attending and voting at the AGM in person.

Annexure A

Compensation paid to the Company’s “named executive officers”

Annexure B

Terms of Options issued to the Financier

1.	Each Option entitles the holder of to subscribe for and be allotted one ordinary share in the capital of the Company. The exercise price is A$[0.0038] cents per Option (the “Exercise Price”). Options may be exercised in multiples of 330,200 Options, for which the holder is entitled to subscribe for and be allotted 330,200 ordinary shares in the capital of the Company (which may be represented by 1,666 American Depository Shares).

2.	The Options are exercisable at any time prior to 5:00 pm (Perth time) on 1 October 2022 (the “Expiry Date”), by notice in writing to the Directors accompanied by payment of the Exercise Price.

3.	The Options are not transferable and no application will be made to the ASX for quotation of the Options.

4.	If and to the extent that an exercise of Options would result in the holder obtaining a voting power in the Company in excess of 20% otherwise than as permitted by Chapter 6 of the Corporations Act, at the Company’s election, either:

(a)	those Options will be automatically cancelled and, to the extent permitted by law, one preference share held by the holder will be redeemed for cash at the issue price for every [●] Options so cancelled; or

(b)	the Company will seek approval of ordinary shareholders to issue Ordinary Shares upon the exercise of Options in accordance with item 7 of section 611 of the Corporations Act.

5.	If:

(a)	the Tranche 2 Options have been issued by the Company; and

(b)	the closing sale price of the Ordinary Shares on the ASX (or American Depositary Shares on the NYSE American) equals or exceeds A$0.0057 per share (or US$0.90 per ADS) for at least 20 trading days (whether or not consecutive) in a period of 30 consecutive trading days, the Company may force the holder to exercise its Options by issuing notice of an exercise to the holder, in which case the Options will be deemed to have been exercised 5 business days following the issue of that notice.

6.	Shares will be allotted and issued pursuant to the exercise of Options not more than 5 business days after receipt of a properly executed notice of exercise and payment of the Exercise Price.

7.	Shares issued upon exercise of the Options will rank pari passu in all respects with Company’s fully paid ordinary shares. The Company will apply for official quotation by ASX of all ordinary shares issued upon the exercise of Options within 3 business days after the date of allotment of those shares.

8.	There are no participating rights or entitlements inherent in the Options and holders will not be entitled to participate in new issues of capital offered or made to the Shareholders during the currency of the Options. However, the Company will send a notice to the Option holder of any proposed new issue before the record date for determining entitlements to the issue, in accordance with the ASX Listing Rules, so as to give the holder the opportunity to exercise its Options prior to the date for determining entitlements to participate in any such issue.

9.	There are no rights to a change in the exercise price, or in the number of shares over which the Options can be exercised in the event of a bonus issue by the Company prior to the exercise of any Options.

10.	In the event of any reorganisation of the issued capital of the Company on or prior to the Expiry Date, the rights of a holder will be changed to the extent necessary to comply with the ASX Listing Rules applying to a reorganisation of capital at the time of the reorganisation.

PROXY FORM

The Company Secretary

Samson Oil & Gas Limited

Level 16, AMP Building

140 St Georges Terrace

PERTH WA 6000

I/We

(Full Name – Block Letters)
of

being a member of Samson Oil & Gas Limited hereby appoint

___________________________________________________________________ to exercise _____________% of my/our voting rights

(Name of 1st Proxy)

___________________________________________________________________ to exercise _____________% of my/our voting rights

(2nd Proxy – Optional)

or in his/her absence, or if no person is named, the Chairman of the meeting as my/our proxy/proxies to act generally and vote on my/our behalf at the AGM of the Company to be held at 11.00am on Monday 6 November 2017 and at any adjournment thereof in accordance with this proxy form.

The Chairman of the meeting will act as your proxy if you do not appoint someone. It is the Chairman’s intention to exercise all undirected proxies in favour of all of the resolutions.

If the Chairman is appointed as your proxy (either expressly or by default) and you do not wish to direct your proxy how to vote, please place a mark in this box ☐

By marking the box above you acknowledge that if you have appointed the Chairman as your proxy (either expressly or by default):

(1)	he may exercise the undirected proxy even if he has an interest in the outcome of Resolution 2 and votes cast by him other than as proxy would be disregarded because of that interest; and
(2)	he is expressly authorized to exercise the undirected proxy in respect of Resolution 2 in the manner described above even though Resolution 2 is connected with the remuneration of a member of the Key Management Personnel.

If you do not mark the box above, and you have not directed your proxy how to vote, then in respect of Resolution 2 the Chairman will not cast your votes and your votes will not be counted in calculating the required majority if a poll is called on that resolution.

	RESOLUTIONS	FOR	AGAINST	ABSTAIN*
1.	To re-elect Dr Peter Hill as a director	☐	☐	☐
2.	Adoption of remuneration report	☐	☐	☐
3.	Approval of Additional 10% Placement Facility	☐	☐	☐
4.	Ratify the issue of options	☐	☐	☐
5.	Approval of future issue of options	☐	☐	☐
6.	Adoption of new Constitution	☐	☐	☐
7.	Advisory vote to approve named executive officer compensation	☐	☐	☐
		EVERY YEAR	EVERY TWO YEARS	EVERY THREE YEARS	ABSTAIN
8.	Advisory vote the Frequency of Future Advisory Votes on “Named Executive Officer” Compensation	☐	☐	☐	☐

* If you mark the “Abstain” box with an “X” for a particular resolution, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority.

Date___________________2017.

Signature of Member	Signature of Joint Member

Or if a company:

THE COMMON SEAL OF______________________                                  )

was affixed in the presence of, and the sealing is attested by:                          )

Director/Secretary	Director

Or if a company with no common seal:

EXECUTED by authority of its directors

Director	Director / Company Secretary

INSTRUCTIONS FOR APPOINTMENT OF PROXY

(1)	A member entitled to attend and vote at the meeting is entitled to appoint not more than two proxies.

(2)	Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the member's voting rights. If that proportion is not specified, each proxy may exercise one-half of the member’s voting rights.

(3)	A proxy need not be a member of the Company.

Forms to appoint proxies and the Power of Attorney (if any) under which it is signed or an office copy or notarially certified copy thereof must be deposited with the Company at the registered office, Level 16, AMP Building, 140 St Georges Terrace, Perth WA 6000 or faxed to the Company (Fax No: (08) 9220 9820 and for overseas shareholders: (618) 9220 9820), not less than 48 hours before the time for holding the meeting. A proxy presented by a company should be under the common seal of that company.

Exhibit B

Constitution of Samson Oil & Gas Limited

DATED	2017

SAMSON OIL & GAS LIMITED (ACN 009 069 005) CONSTITUTION

Squire Patton Boggs (AU)

Level 21

300 Murray Street

Perth WA 6000

Australia

DX 124 Perth

O +61 8 9429 7444

F +61 8 9429 7666

Reference NF:KHF:327383.00001

39

CONTENTS

Agreed terms			51

1	Defined terms and interpretation		51

	1.1	Definitions	51

	1.2	Interpretation	52

	1.3	Corporations Act	52

	1.4	Replaceable rules not to apply	52

	1.5	Currency	52

	1.6	Application of Listing Rules	53

	1.7	Previous Constitution	53

2	SHARE CAPITAL		53

	2.1	Directors to issue shares	53

	2.2	Preference shares	54

	2.3	Class meetings	54

	2.4	Non-recognition of interests	54

	2.5	Joint holders of shares	55

	2.6	Commission and brokerage	55

3	REDUCTION OF CAPITAL		55

4	LIEN		55

	4.1	Lien on share	55

	4.2	Lien on loans under employee incentive schemes	55

	4.3	Lien on distributions	55

	4.4	Exemption from article 4.1 or 4.2	55

	4.5	Extinguishment of lien	56

	4.6	Company’s rights to recover payments	56

	4.7	Reimbursement is a debt due	56

	4.8	Sale under lien	56

	4.9	Limitations on sale under lien	56

40

	4.10	Transfer on sale under lien	56

	4.11	Irregularity or invalidity	56

	4.12	Proceeds of sale	57

5	CALLS ON SHARES		57

	5.1	Directors to make calls	57

	5.2	Time of call	57

	5.3	Members’ liability	57

	5.4	Joint holders’ liability	57

	5.5	Non-receipt of notice	57

	5.6	Interest on default	57

	5.7	Fixed Instalments	57

	5.8	Differentiation between holders as to calls	57

	5.9	Prepayment of calls and interest	58

6	FORFEITURE OF SHARES		58

	6.1	Notice requiring payment of call	58

	6.2	Contents of notice	58

	6.3	Forfeiture for failure to comply with notice	58

	6.4	Dividends and distributions included in forfeiture	58

	6.5	Sale or re-issue of forfeited shares	58

	6.6	Notice of forfeiture	58

	6.7	Surrender instead of forfeiture	58

	6.8	Cancellation of forfeiture	58

	6.9	Effect of forfeiture on former holder’s liability	58

	6.10	Evidence of forfeiture	59

	6.11	Transfer of forfeited share	59

41

	6.12	Registration of transferee	59

	6.13	Irregularity or invalidity	59

7	TRANSFER OF SHARES		59

	7.1	Forms of instrument of transfer	59

	7.2	Execution and delivery of transfer	59

	7.3	Effect of registration	59

	7.4	Company to register forms without charge	60

	7.5	Power to refuse to register	60

	7.6	Obligation to refuse to register	60

	7.7	Written notice to security holder	60

	7.8	Company to retain instrument of transfer	60

8	TRANSMISSION OF SHARES		60

	8.1	Transmission of shares on death	60

	8.2	Information given by personal representative	60

	8.3	Death of joint owner	61

	8.4	Transmission of shares on bankruptcy	61

	8.5	Transmission of shares on mental incapacity	61

9	PROCEDURE TO APPROVE PROPORTIONAL TAKEOVER BID		62

	9.1	Definitions	62

	9.2	Resolution to approve Proportional Takeover Bids	62

	9.3	Sunset	64

10	GENERAL MEETINGS		64

	10.1	Annual general meeting	64

	10.2	Convening a general meeting	64

	10.3	Use of technology at general meetings	64

42

	10.4	Notice of general meeting	65

	10.5	Calculation of period of notice	65

	10.6	Cancellation or postponement of a meeting	65

	10.7	Notice of cancellation or postponement of a meeting	65

	10.8	Contents of notice of postponement of meeting	65

	10.9	Number of clear days for postponement of meeting	65

	10.10	Business at postponed meeting	65

	10.11	Proxy, attorney or Representative at postponed meeting	65

	10.12	Non-receipt of notice	66

	10.13	Director entitled to notice of meeting	66

11	PROCEEDINGS AT GENERAL MEETINGS		66

	11.1	Membership at a specified time	66

	11.2	Number for a quorum	66

	11.3	Requirement for a quorum	66

	11.4	If quorum not present	66

	11.5	Adjourned meeting	67

	11.6	Appointment of chairman of general meeting	67

	11.7	Absence of chairman at general meeting	67

	11.8	Conduct of general meetings	67

43

	11.9	Disruption and termination of general meeting	67

	11.10	Adjournment of general meeting	68

	11.11	Notice of adjourned meeting	68

	11.12	Questions decided by majority	68

	11.13	No casting vote for chairman	69

	11.14	Voting on show of hands	69

	11.15	Poll	69

	11.16	Entitlement to vote	69

	11.17	Joint shareholders’ vote	70

	11.18	Effect of unpaid call	70

	11.19	Validity of vote in certain circumstances	70

	11.20	Objection to voting qualification	70

12	THE DIRECTORS		70

	12.1	Number of Directors	70

	12.2	Change of number of Directors	70

	12.3	Retirement and election of Directors	70

	12.4	Office held until conclusion of meeting	71

	12.5	Director elected at general meeting	71

	12.6	Eligibility for election as Director	71

44

	12.7	Casual vacancy or additional Director	72

	12.8	Remuneration of Directors	72

	12.9	Superannuation contributions	72

	12.10	Additional or special duties	73

	12.11	Retirement benefit	73

	12.12	Expenses	73

	12.13	Director’s interests	73

	12.14	Vacation of office of Director	74

13	POWERS AND DUTIES OF DIRECTORS		74

	13.1	Directors to manage Company	74

	13.2	Specific powers of Directors	74

	13.3	Appointment of attorney	74

	13.4	Provisions in power of attorney	74

	13.5	Signing of cheques	75

	13.6	Delegation of Directors’ powers	75

14	MANAGING DIRECTORS AND EXECUTIVE OFFICERS		75

	14.1	Appointment of Managing and Executive Directors	75

	14.2	Ceasing to be a Managing or Executive Director	75

	14.3	One Managing Director exempt	75

45

	14.4	Remuneration of Managing and Executive Directors	75

	14.5	Powers of Managing and Executive Directors	75

15	PROCEEDINGS OF DIRECTORS		76

	15.1	Directors’ meetings	76

	15.2	Director may convene a meeting	76

	15.3	Quorum for Directors’ meeting	76

	15.4	Use of technology for Directors’ meetings	76

	15.5	Questions decided by majority	76

	15.6	Alternate Director and voting	76

	15.7	Chairman of Directors	76

	15.8	Absence of chairman at Directors’ meeting	76

	15.9	Chairman’s casting vote at Directors’ meetings	77

	15.10	Appointment of Alternate Director	77

	15.11	Alternate Director and meetings	77

	15.12	Alternate Director’s powers	77

	15.13	Alternate Director responsible for own acts and defaults	77

	15.14	Alternate Director and remuneration	77

	15.15	Termination of appointment of Alternate Director	77

	15.16	Appointment or termination in writing	77

46

	15.17	Alternate Director and number of Directors	77

	15.18	Continuing Directors may act	77

	15.19	Delegation of powers to Committees	78

	15.20	Chairman of Committee	78

	15.21	Meetings of Committee	78

	15.22	Determination of questions	78

	15.23	Validity of acts of Directors	78

16	CIRCULATING RESOLUTION OF DIRECTORS		78

	16.1	Written resolution signed by a majority of eligible Directors	78

	16.2	Signing of circulating resolution	79

	16.3	Deemed minute	79

17	SECRETARY		79

	17.1	Appointment of Secretary	79

	17.2	Suspension and removal of Secretary	79

	17.3	Powers, duties and authorities of Secretary	79

18	MINUTES		79

	18.1	Minutes to be entered into books	79

	18.2	Minutes to be signed by chairman	80

19	SEALS		80

	19.1	Safe custody of common seals	80

47

	19.2	Use of common seal	80

20	INSPECTION OF RECORDS		80

	20.1	Inspection by Members	80

	20.2	Right of a Member to inspect	80

21	DIVIDENDS AND RESERVES		80

	21.1	Payment of dividend	80

	21.2	No interest on dividends	80

	21.3	Reserves and profits carried forward	80

	21.4	Calculation and apportionment of dividends	81

	21.5	Deductions from dividends	81

	21.6	Distribution of specific assets	81

	21.7	Resolution of distribution difficulties	82

	21.8	Payments in respect of shares	82

	21.9	Effectual receipt from one joint holder	82

	21.10	Election to reinvest dividend	83

	21.11	Election to accept shares instead of dividends	83

	21.12	Unclaimed dividends	83

22	CAPITALISATION OF PROFITS		83

	22.1	Capitalisation of reserves and profits	83

	22.2	Applying a sum for the benefit of Members	83

48

	22.3	Implementing the resolution	83

23	SERVICE OF DOCUMENTS		84

	23.1	Document includes notice	84

	23.2	Methods of service	84

	23.3	Post	84

	23.4	Fax or other electronic means	84

	23.5	Evidence of service	84

	23.6	Joint holders	85

	23.7	Persons entitled to shares	85

24	WINDING UP		85

	24.1	Distribution of assets	85

	24.2	Powers of liquidator to vest property	85

	24.3	Shares issued on special terms	85

25	INDEMNITY AND INSURANCE		85

	25.1	Indemnity	85

	25.2	Insurance	86

	25.3	Contract	86

26	RESTRICTED SECURITIES		86

	26.1	Disposal during Escrow Period	86

	26.2	Breach of Restriction Agreement or Listing Rules	86

49

27	UNMARKETABLE PARCELS		86

	27.1	Definitions	86

	27.2	Power to sell existing unmarketable parcels	86

	27.3	Power to sell new unmarketable parcels	87

	27.4	Extinguishment of interests and claims	87

	27.5	Manner of sale	87

	27.6	Application of proceeds	88

	27.7	Voting and dividend rights pending sale	88

Schedule 1 – TERMS OF PREFERENCE SHARES			89

50

Agreed terms

1	Defined terms and interpretation

1.1	Definitions

In this Constitution unless the contrary intention appears:

Alternate Director means a person appointed as an alternate director under article 15.10.

ASIC means Australian Securities and Investments Commission.

ASX means ASX Limited or Australian Securities Exchange as the context requires.

Board means the Directors acting collectively under this Constitution.

Business Day means Monday to Friday (inclusive), except New Year’s Day, Good Friday, Easter Monday, Christmas Day, Boxing Day, and any other day that ASX declares is not a business day.

Committee means a committee of Directors constituted under article 15.19.

Company means Samson Oil & Gas Limited (ACN 009 069 005), as that name may be changed from time to time.

Constitution means this constitution as amended from time to time, and a reference to an article is a reference to an article of this Constitution.

Corporations Act means the Corporations Act 2001 (Cth).

CS Facility has the same meaning as prescribed CS facility in the Corporations Act.

CS Facility Operator means the operator of a CS Facility.

Director means a person holding office as a director of the Company, and where appropriate includes an Alternate Director.

Directors means all or some of the Directors acting as a board.

Disposed has the same meaning as prescribed in the Listing Rules.

Escrow Period has the same meaning as prescribed in the Listing Rules.

Executive Director means a person appointed as an executive director under article 14.1.

Issuer Sponsored Holding means a holding on an electronic sub-register maintained by the Company in accordance with the Listing Rules.

Listing Rules means the Listing Rules of ASX and any other rules of ASX which are applicable to the Company while the Company is admitted to the official list of ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX.

Managing Director means a person appointed as a managing director under article 14.1.

Member means a person entered in the Register as a holder of one or more shares in the capital of the Company.

Operating Rules means the operating rules of a CS Facility regulating the settlement, clearing and registration of uncertificated shares as amended, varied or waived (whether in respect of the Company or generally) from time to time.

Prescribed Interest Rate means the rate determined by the Directors for the purpose of this Constitution, and in the absence of a determination means the rate 4% per annum above the 60 day Bank Bill Swap Reference Rate last published on or before that day in The Australian Financial Review (or if that rate has not been published, another rate set by the Directors in good faith).

Register means the register of Members of the Company under the Corporations Act and, if appropriate, includes a branch register.

Registered Office means the registered office of the Company.

Representative means a person appointed to represent a corporate Member at a general meeting of the Company in accordance with the Corporations Act.

Restricted Securities has the same meaning as prescribed in the Listing Rules.

Restriction Agreement means a restriction agreement within the meaning and for the purposes of the Listing Rules.

Secretary means a person appointed under article 17.1 as a secretary of the Company and where appropriate includes an acting secretary and a person appointed by the Directors to perform all or any of the duties of a secretary of the Company.

51

Special Resolution means a resolution that has been passed by at least 75% of the votes cast by Members entitled to vote on the resolution.

1.2	Interpretation

Headings are for convenience only and do not affect interpretation.

In this Constitution unless the contrary intention appears:

(a)	words importing any gender include all other genders;

(b)	the word ‘person’ includes an individual, a firm, a body corporate, a partnership, a joint venture, an unincorporated body or association or an authority;

(c)	a document, including this Constitution, includes any variation or replacement of it;

(d)	the singular includes the plural and vice versa;

(e)	a reference to legislation includes regulations and other instruments under it and any variation or replacement of any of them;

(f)	a power, an authority or a discretion given to a Director, the Directors, the Company in general meeting or a Member may be exercised at any time and from time to time;

(g)	a reference to an amount paid on a share includes an amount credited as paid on that share;

(h)	‘writing’ and ‘written’ includes printing, typing and other modes of reproducing words in a visible form including, without limitation, any representation of words in a physical document or in an electronic communication or form or otherwise; and

(i)	a reference to dollars, A$ or $ is a reference to the lawful currency of Australia.

1.3	Corporations Act

In this Constitution unless the contrary intention appears:

(a)	a word or expression defined or used in the Corporations Act has the same meaning when used in this Constitution in a similar context; and

(b)	‘section’ means a section of the Corporations Act.

1.4	Replaceable rules not to apply

The provisions of the Corporations Act that apply as replaceable rules are displaced by this Constitution and do not apply to the Company.

1.5	Currency

The Directors may:

(a)	differentiate between Members as to the currency in which any amount payable to a Member is paid (whether by way of or on account of dividends, repayment of capital, participation in surplus property of the Company or otherwise);

(b)	determine to pay a distribution in a currency other than Australian dollars and the amount payable will be converted from Australian dollars in any manner, at any time and at any exchange rate as the Directors think fit; and

52

(c)	in deciding the currency in which a payment is to be made to a Member, have regard to the registered address of the Member, the register on which a Member’s shares are registered and any other matters as the Directors consider appropriate.

Payment in another currency of an amount converted under this article is as between the Company and a Member adequate and proper payment of the amount payable.

1.6	Application of Listing Rules

In this Constitution a reference to the Listing Rules only applies while the Company is on the official list of ASX.

While the Company is on the official list of ASX:

(a)	despite anything contained in this Constitution, if the Listing Rules prohibit an act being done, the act must not be done;

(b)	nothing contained in this Constitution prevents an act being done that the Listing Rules require to be done;

(c)	if the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done as the case may be;

(d)	if the Listing Rules require this Constitution to contain a provision and it does not contain such a provision, this Constitution is taken to contain that provision;

(e)	if the Listing Rules require this Constitution not to contain a provision and it contains such a provision, this Constitution is taken not to contain that provision; and

(f)	if any provision of this Constitution is or becomes inconsistent with the Listing Rules, this Constitution is taken not to contain that provision to the extent of the inconsistency.

1.7	Previous Constitution

(a)	This Constitution supersedes the constitution of the Company (if any) in force immediately prior to the adoption of this Constitution.

(b)	The adoption of this Constitution does not affect the validity or effect of anything done under any previous constitution of the Company, so that (without limitation):

(i)	every Director and Secretary of the Company in office immediately prior to adoption of this Constitution is taken to have been appointed, and will continue in office, under this Constitution; and

(ii)	any seal properly adopted by the Company prior to the adoption of this Constitution is taken to be a seal properly adopted under this Constitution.

2	SHARE CAPITAL

2.1	Directors to issue shares

The issue of shares in the Company is under the control of the Directors who may:

(a)	issue and cancel shares in the Company;

53

(b)	grant options over unissued shares in the Company; and

(c)	settle the manner in which fractions of a share, however arising, are to be dealt with,

subject to the Corporations Act, the Listing Rules and any special rights conferred on the holders of any shares or class of shares.

2.2	Preference shares

(a)	The Company may issue preference shares and issued shares may be converted into preference shares provided that the rights of the holders of the preference shares with respect to the repayment of capital, participation in surplus assets and profits, cumulative or non-cumulative dividends, voting and priority of payment of capital and dividends in relation to other shares or other classes of preference shares are:

(i)	as set out in Schedule 1; or

(ii)	as approved by a resolution of the Company in accordance with the Corporations Act.

(b)	The rights of holders of preference shares issued by the Company other than pursuant to Schedule 1, but in accordance with the Corporations Act, are determined by the terms of issue of those preference shares and the relevant resolution of the Company, and are not determined by or affected by the rights set out in Schedule 1.

(c)	Subject to the Corporations Act and the Listing Rules, the Company may issue preference shares which are, or are at the option of the Company to be liable, to be redeemed or to be converted into other shares on such conditions and in such a manner as the Directors decide under the terms of issue of the preference shares.

(d)	Subject to the Corporations Act and the Listing Rules, the Company may issue any combination of fully paid, partly paid or unpaid preference shares.

(e)	Despite this article 2.2 and Schedule 1, the Company may not issue a preference share that confers on the holder rights that are inconsistent with those specified in the Listing Rules, except to the extent of any waiver or modification of the Listing Rules by ASX.

2.3	Class meetings

The provisions of this Constitution relating to general meetings apply so far as they are capable of application and with any necessary changes to every separate meeting of the holders of a class of shares except that a quorum is constituted by at least two persons who, between them, hold or represent one-third of the issued shares of the class (unless only one person holds all of the shares of the class, in which case that person constitutes a quorum).

2.4	Non-recognition of interests

Except as required by law, the Company is not required to recognise:

(a)	a person as holding a share on any trust; or

(b)	any other interest in any share or any other right in respect of a share except an absolute right of ownership in the registered holder,

54

whether or not it has notice of the trust, interest or right.

2.5	Joint holders of shares

Where two or more persons are registered as the joint holders of shares then they are taken to hold the shares as joint tenants with rights of survivorship, but the Company is not bound:

(a)	to register more than three persons as joint holders of a share; or

(b)	to issue more than one certificate or holding statement in respect of shares jointly held.

2.6	Commission and brokerage

(a)	The Company may make payments by way of brokerage or commission to a person in consideration for the person subscribing or agreeing to subscribe, whether absolutely or conditionally, for shares or options or procuring or agreeing to procure subscriptions, whether absolute or conditional, for shares or options.

(b)	The brokerage or commission may be satisfied by payment in cash, by allotment of fully or partly paid shares, by issue of debentures or a combination of all or any of such ways.

3	REDUCTION OF CAPITAL

The Company may, subject to the Corporations Act, reduce its share capital in any way including, but not limited to, distributing securities of any other body corporate to Members and for the Members to be bound by the constitution of that body corporate.

4	LIEN

4.1	Lien on share

To the extent permitted by law, the Company has a first and paramount lien on every share for:

(a)	all due and unpaid calls and instalments in respect of that share;

(b)	all money which the Company is required by law to pay, and has paid, in respect of that share;

(c)	reasonable interest on the amount due from the date it becomes due until payment; and

(d)	reasonable expenses of the Company in respect of the default on payment.

4.2	Lien on loans under employee incentive schemes

The Company also has a first and paramount lien on each share registered in the name of the Member for all money payable to the Company by the Member under loans made under an employee incentive scheme.

4.3	Lien on distributions

A lien on a share under article 4.1 or 4.2 extends to all distributions in respect of that share, including dividends.

4.4	Exemption from article 4.1 or 4.2

The Directors may at any time exempt a share wholly or in part from the provisions of article 4.1 or 4.2.

55

4.5	Extinguishment of lien

The Company’s lien on a share is extinguished if a transfer of the share is registered without the Company giving notice of the lien to the transferee.

4.6	Company’s rights to recover payments

(a)	A Member must reimburse the Company on demand in writing for all payments the Company makes to a government or taxing authority in respect of the Member, the death of a Member or the Member’s shares or any distributions on the Member’s shares, including dividends, where the Company is either:

(i)	required by law to make the relevant payment; or

(ii)	advised by a lawyer qualified to practice in the jurisdiction of the relevant government or taxing authority that the Company is required by law to make the relevant payment.

(b)	The Company is not obliged to advise the Member in advance of its intention to make the payment.

4.7	Reimbursement is a debt due

The obligation of the Member to reimburse the Company is a debt due to the Company as if it were a call on all the Member’s shares, duly made at the time when the written demand for reimbursement is given by the Company to the Member. The provisions of this Constitution relating to non-payment of calls, including payment of interest and sale of the Member’s shares under lien, apply to the debt.

4.8	Sale under lien

Subject to article 4.9, the Company may sell, in any manner the Directors think fit, any share on which the Company has a lien.

4.9	Limitations on sale under lien

A share on which the Company has a lien may not be sold by the Company unless:

(a)	an amount in respect of which the lien exists is presently payable; and

(b)	the Company has, not less than 14 days before the date of sale, given to the registered holder of the share or the person entitled to the share by reason of the death, bankruptcy or insolvency of the registered holder, a notice in writing setting out, and demanding payment of, the amount which is presently payable in respect of which the lien exists.

4.10	Transfer on sale under lien

For the purpose of giving effect to a sale under article 4.8, the Company may receive the proceeds, if any, given for the share so sold and may execute a transfer of the share sold in favour of the purchaser of the share, or do all such other things as may be necessary or appropriate for it to do to effect the transfer. The purchaser is not bound to see to the application of the purchase money.

4.11	Irregularity or invalidity

The title of the purchaser to the share is not affected by any irregularity or invalidity in connection with the sale of the share under article 4.8.

56

4.12	Proceeds of sale

The proceeds of a sale under article 4.8 must be applied by the Company in payment of the amount in respect of which the lien exists under article 4.1 as is presently payable, and the residue, if any, must be paid to the person entitled to the share immediately before the sale.

5	CALLS ON SHARES

5.1	Directors to make calls

The Directors may:

(a)	make calls on a Member in respect of any money unpaid on the shares of that Member, if the money is not by the terms of issue of those shares made payable at fixed times;

(b)	make a call payable by instalments; and

(c)	revoke or postpone a call.

5.2	Time of call

A call is taken to be made at the time when the resolution of the Directors authorising the call is passed.

5.3	Members’ liability

Upon receiving not less than 30 business days’ notice specifying the time or times and place of payment, each Member must pay to the Company by the time or times, and at the place, specified in the notice the amount called on that Member’s shares.

5.4	Joint holders’ liability

The joint holders of a share are jointly and severally liable to pay all calls in respect of the share.

5.5	Non-receipt of notice

The non-receipt of a notice of any call by, or the accidental omission to give notice of a call to, a Member does not invalidate the call.

5.6	Interest on default

If a sum called in respect of a share is not paid before or on the day appointed for payment of the sum, the person from whom the sum is due must pay interest on the sum from the day it is due to the time of actual payment at the Prescribed Interest Rate. The Directors may waive payment of that interest wholly or in part.

5.7	Fixed Instalments

Subject to any notice requirements under the Listing Rules, if the terms of a share make a sum payable on issue of the share or at a fixed date, this is taken to be a call duly made and payable on the date on which by the terms of issue the sum becomes payable. In the case of non-payment, all the relevant provisions of this Constitution as to payment of interest and expenses, forfeiture or otherwise apply as if the sum had become payable by virtue of a call duly made and notified.

5.8	Differentiation between holders as to calls

The Directors may, on the issue of shares, differentiate between the holders of the shares as to the amount of calls to be paid and the times of payment.

57

5.9	Prepayment of calls and interest

The Directors may:

(a)	accept from a Member the whole or a part of the amount unpaid on a share even if no part of that amount has been called; and

(b)	authorise payment by the Company of interest on the whole or any part of an amount so accepted, until the amount becomes payable, at such rate, not exceeding the Prescribed Interest Rate, as is agreed between the Directors and the Member paying the sum.

6	FORFEITURE OF SHARES

6.1	Notice requiring payment of call

If a Member fails to pay a call or instalments of a call on the day appointed for payment of the call or instalments, the Directors may, at any time afterwards during such time as any part of the call or instalments remains unpaid, give a notice to the Member requiring payment of so much of the call or instalments as is unpaid, together with any interest that has accrued and all costs and expenses that may have been incurred by the Company by reason of that non-payment.

6.2	Contents of notice

The notice must name a further day, which is at least 14 days from the date of service of the notice, on or before which the payment required by the notice is to be made and must state that, in the event of non-payment at or before the time appointed, the shares in respect of which the call was made will be liable to be forfeited.

6.3	Forfeiture for failure to comply with notice

If a notice under article 6.1 has not been complied with by the date specified in the notice, the Directors may by resolution forfeit the relevant share, at any time before the payment required by the notice has been made.

6.4	Dividends and distributions included in forfeiture

A forfeiture under article 6.3 includes all dividends and other distributions to be made in respect of the forfeited shares which have not been paid or distributed before the forfeiture.

6.5	Sale or re-issue of forfeited shares

Subject to the Corporations Act, a share forfeited under article 6.3 may be sold, re-issued or otherwise disposed of to such person and on such terms as the Directors think fit.

6.6	Notice of forfeiture

If any share is forfeited under article 6.3, notice of the forfeiture must be given to the Member holding the share immediately before the forfeiture and an entry of the forfeiture and its date must be made in the Register. Any failure to give notice or enter the forfeiture in the Register does not invalidate the forfeiture.

6.7	Surrender instead of forfeiture

The Directors may accept the surrender of any share which they are entitled to forfeit on any terms they think fit and any share so surrendered is taken to be a forfeited share.

6.8	Cancellation of forfeiture

At any time before a sale, re-issue or disposal of a share under article 6.5, the forfeiture of that share may be cancelled on such terms as the Directors think fit.

6.9	Effect of forfeiture on former holder’s liability

A person whose share has been forfeited:

(a)	ceases to be a Member in respect of the forfeited share; and

58

(b)	remains liable to pay the Company all money that, at the date of forfeiture, was payable by that person to the Company in respect of the share, plus interest at the Prescribed Interest Rate from the date of forfeiture and the expenses paid or payable in connection with the sale of the share, until the Company receives payment in full of all money (including interest and expenses) so payable in respect of the shares.

6.10	Evidence of forfeiture

A statement in writing declaring that the person making the statement is a Director or a Secretary, and that a share in the Company has been forfeited in accordance with this Constitution on the date declared in the statement, is prima facie evidence of the facts in the statement as against all persons claiming to be entitled to the share.

6.11	Transfer of forfeited share

The Company may receive any consideration given for a forfeited share on any sale, re-issue or disposal of the share under article 6.5 and may execute or effect a transfer of the share in favour of the person to whom the share is sold, re-issued or disposed.

6.12	Registration of transferee

On the execution of the transfer, the transferee must be registered as the holder of the share and is not bound to see to the application of any money paid as consideration.

6.13	Irregularity or invalidity

The title of the transferee to the share is not affected by any irregularity or invalidity in connection with the forfeiture, sale, re-issue or disposal of the share.

7	TRANSFER OF SHARES

7.1	Forms of instrument of transfer

Subject to this Constitution and the Listing Rules, a share in the Company is transferable:

(a)	as provided by the Operating Rules of a CS Facility if applicable; or

(b)	by any other method of transfer which is required or permitted by the Corporations Act and Listing Rules.

7.2	Execution and delivery of transfer

If a duly completed instrument of transfer:

(a)	is used to transfer a share in accordance with article 7.1(b); and

(b)	is left for registration at the share registry of the Company, accompanied by any information that the Directors properly require to show the right of the transferor to make the transfer,

the Company must, subject to the powers vested in the Directors by this Constitution, register the transferee as the holder of the share.

7.3	Effect of registration

Except as provided by any applicable Operating Rules of a CS Facility, a transferor of a share remains the holder of the share transferred until the transfer is registered and the name of the transferee is entered in the Register in respect of the share.

59

7.4	Company to register forms without charge

The Company must register all registrable transfer forms, split certificates, renunciations and transfers, issue certificates and transmission receipts and mark or note transfer forms without imposing a charge except where a charge is permitted by the Listing Rules.

7.5	Power to refuse to register

If permitted by the Listing Rules, the Directors may:

(a)	request any applicable CS Facility Operator to apply a holding lock to prevent a transfer of shares in the Company from being registered on the CS Facility’s sub register; or

(b)	refuse to register a transfer of shares in the Company to which paragraph (a) does not apply.

7.6	Obligation to refuse to register

The Directors must:

(a)	request any applicable CS Facility Operator to apply a holding lock to prevent transfer of shares in the Company from being registered on the CS Facility’s sub register; or

(b)	refuse to register any transfer of shares in the Company to which paragraph (a) does not apply,

if:

(c)	the Listing Rules require the Company to do so; or

(d)	the transfer is in breach of the Listing Rules or a Restriction Agreement.

7.7	Written notice to security holder

If in the exercise of their rights under articles 7.5 and 7.6 the Directors request application of a holding lock to prevent a transfer of shares in the Company or refuse to register a transfer of shares they must give written notice of the request or refusal to the holder of the shares, the transferee and any broker lodging the transfer. Failure to give notice does not invalidate the decision of the Directors.

7.8	Company to retain instrument of transfer

The Company must retain every instrument of transfer which is registered for the period required by any applicable law.

8	TRANSMISSION OF SHARES

8.1	Transmission of shares on death

If a Member, who does not hold shares jointly, dies, the Company will recognise only the personal representative of the Member as being entitled to the Member’s interest in the shares.

8.2	Information given by personal representative

(a)	If the personal representative gives the Directors the information they reasonably require to establish the representative’s entitlement to be registered as a holder of the shares:

(i)	the personal representative may:

60

(A)	by giving a written and signed notice to the Company, elect to be registered as the holder of the shares; or

(B)	by giving a completed transfer form to the Company, transfer the shares to another person; and

(ii)	the personal representative is entitled, whether or not registered as the holder of the shares, to the same rights as the Member.

(b)	On receiving an election under article 8.2(a)(i)(A), the Company must register the personal representative as the holder of the shares.

(c)	A transfer under article 8.2(a)(i)(B) is subject to the articles that apply to transfers generally.

8.3	Death of joint owner

If a Member, who holds shares jointly, dies, the Company will recognise only the survivor as being entitled to the Member’s interest in the shares. The estate of the Member is not released from any liability in respect of the shares.

8.4	Transmission of shares on bankruptcy

(a)	If a person entitled to shares because of the bankruptcy of a Member gives the Directors the information they reasonably require to establish the person’s entitlement to be registered as the holder of the shares, the person may:

(i)	by giving a written and signed notice to the Company, elect to be registered as the holder of the shares; or

(ii)	by giving a completed transfer form to the Company, transfer the shares to another person.

(b)	On receiving an election under article 8.4(a)(i), the Company must register the person as the holder of the shares.

(c)	A transfer under article 8.4(a)(ii) is subject to the articles that apply to transfers generally.

(d)	This article 8.4 has effect subject to the Bankruptcy Act 1966 (Cth).

8.5	Transmission of shares on mental incapacity

(a)	If a person entitled to shares because of the mental incapacity of a Member gives the Directors the information they reasonably require to establish the person’s entitlement to be registered as the holder of the shares:

(i)	the person may:

(A)	by giving a written and signed notice to the Company, elect to be registered as the holder of the shares; or

(B)	by giving a completed transfer form to the Company, transfer the shares to another person; and

61

(ii)	the person is entitled, whether or not registered as the holder of the shares, to the same rights as the Member.

(b)	On receiving an election under article 8.5(a)(i)(A), the Company must register the person as the holder of the shares.

(c)	A transfer under article 8.5(a)(i)(B) is subject to the articles that apply to transfers generally.

9	PROCEDURE TO APPROVE PROPORTIONAL TAKEOVER BID

9.1	Definitions

In this article:

Approving Resolution means a resolution to approve the Proportional Takeover Bid;

Approving Resolution Deadline means the day that is 14 days before the last day of the bid period during which offers under the Proportional Takeover Bid remain open or a later day allowed by ASIC;

Eligible Member has the meaning given in article 9.2(a)(iii); and

Proportional Takeover Bid has the meaning given in the Corporations Act.

9.2	Resolution to approve Proportional Takeover Bids

(a)	Where offers have been made under a Proportional Takeover Bid in respect of Securities:

(i)	the registration of a transfer giving effect to a takeover contract for the Proportional Takeover Bid is prohibited unless and until an Approving Resolution is passed or is taken to have been passed in accordance with this article;

(ii)	the Approving Resolution must be voted on in either of the following ways as determined by the Directors:

(A)	at a meeting; or

(B)	by means of a postal ballot;

(iii)	a person (other than the bidder or an associate of the bidder) who, as at the end of the day on which the first offer under the Proportional Takeover Bid was made, held bid class securities (Eligible Member) is entitled to vote on the Approving Resolution;

(iv)	an Approving Resolution that has been voted on is taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is 50% or more, and otherwise is taken to have been rejected; and

(v)	the Directors must ensure that the Approving Resolution is voted on in accordance with this article 9.2 before the Approval Resolution Deadline.

(b)	If the Directors determine that the Approving Resolution will be voted on at a meeting, then the provisions of this Constitution that apply to a general meeting of the Company will apply with such modifications as the circumstances require as if the meeting were a general meeting of the Company.

62

(c)	If the Directors determine that the Approving Resolution will be voted on by means of a postal ballot:

(i)	the Directors must dispatch to Eligible Members:

(A)	a notice proposing the Approving Resolution;

(B)	a ballot paper for the purpose of voting on the Approving Resolution;

(C)	a statement setting out the details of the Proportional Takeover Bid; and

(D)	a memorandum explaining the postal ballot procedure which is to govern voting in respect of the Approving Resolution;

(ii)	a vote recorded on a ballot paper will not be counted for the purposes of determining whether or not the Approving Resolution is passed, unless the ballot paper is:

(A)	correctly completed and signed under the hand of the Eligible Member or that person’s attorney duly authorised in writing or if the Eligible Member is a body corporate, in a manner set out in section 127(1) or (2) of the Corporations Act or under the hand of its attorney so authorised; and

(B)	received at the Registered Office on or before the time and date specified for its return in the notice proposing the Approving Resolution, such date to be not less than 18 days before the end of the period during which offers under the Proportional Takeover Bid remain open; and

(iii)	on the date specified for the return of ballot papers in the notice proposing the Approving Resolution or the Business Days following that date, the Directors will arrange for a count of the ballot papers returned and determine whether the Approving Resolution has been passed or rejected and will upon completion of counting disclose the results of the ballot and the Approving Resolution will accordingly be deemed to have been voted on upon the date of such declaration.

(d)	Subject to article 9.2(f), to be effective, an Approving Resolution must be passed before the Approving Resolution Deadline.

(e)	Where a resolution to approve the Proportional Takeover Bid is voted on before the Approving Resolution Deadline in accordance with this article 9.2, the Company must, on or before the Approving Resolution Deadline, give:

(i)	the bidder; and

(ii)	if the Company is listed - each relevant financial market,

a written notice stating that a resolution to approve the Proportional Takeover Bid has been voted on and whether the resolution has been passed or rejected.

63

(f)	Where, as at the end of the day before the Approving Resolution Deadline, no Approving Resolution has been voted on in accordance with this article 9.2, a resolution to approve the Proportional Takeover Bid is taken to have been passed on the Approving Resolution Deadline in accordance with this article 9.2.

(g)	If an Approving Resolution is voted on before the Approving Resolution Deadline in accordance with this article 9.2 and is rejected,

(i)	despite section 652A of the Corporations Act:

(A)	all offers under the Proportional Takeover Bid that have not been accepted as at the end of the Approving Resolution Deadline; and

(B)	all offers under the Proportional Takeover Bid that have been accepted, and from whose acceptance binding contracts have not resulted, as at the end of the Approving Resolution Deadline,

are taken to be withdrawn at the end of the Approving Resolution Deadline;

(ii)	as soon as practicable after the Approving Resolution Deadline, the bidder must return to each person who has accepted an offer referred to in article 9.2(g)(i)(B), any documents that the person sent the bidder with the acceptance of the offer;

(iii)	the bidder:

(A)	is entitled to rescind; and

(B)	must rescind as soon as practicable after the Approving Resolution Deadline,

each binding takeover contract for the Proportional Takeover Bid; and

(iv)	a person who has accepted an offer made under the Proportional Takeover Bid is entitled to rescind the takeover contract between such person and the bidder.

9.3	Sunset

Articles 9.1 and 9.2 cease to have effect on the third anniversary of the later of the date of their adoption or, if those articles have been renewed in accordance with the Corporations Act, the third anniversary of the date of their last renewal.

10	GENERAL MEETINGS

10.1	Annual general meeting

Annual general meetings of the Company are to be held in accordance with the Corporations Act.

10.2	Convening a general meeting

The Directors may convene and arrange to hold a general meeting of the Company whenever they think fit and must do so if required to do so under the Corporations Act.

10.3	Use of technology at general meetings

The Company may hold a meeting of its members at two or more venues using any technology that gives the members as a whole a reasonable opportunity to participate.

64

10.4	Notice of general meeting

Notice of a general meeting must be given in accordance with article 23, the Corporations Act and the Listing Rules.

10.5	Calculation of period of notice

In computing the period of notice under article 10.4, both the day on which the notice to Members is given or taken to be given and the day of the meeting convened by it are to be disregarded.

10.6	Cancellation or postponement of a meeting

(a)	Where a general meeting (including an annual general meeting) is convened by the Directors they may by notice, whenever they think fit, cancel the meeting or postpone the holding of the meeting to a date and time determined by them or change the place for the meeting.

(b)	This article 10.6 does not apply to a meeting convened in accordance with the Corporations Act by a single Director, by Members, by the Directors on the request of Members or to a meeting convened by a court.

10.7	Notice of cancellation or postponement of a meeting

Notice of cancellation or postponement or change of place of a general meeting must state the reason for cancellation or postponement and be:

(a)	published in a daily newspaper circulating in Australia; or

(b)	subject to the Corporations Act and the Listing Rules, given in any other manner determined by the Directors.

10.8	Contents of notice of postponement of meeting

A notice of postponement of a general meeting must specify:

(a)	the postponed date and time for the holding of the meeting;

(b)	a place for the holding of the meeting which may be either the same as or different from the place specified in the notice convening the meeting; and

(c)	if the meeting is to be held in two or more places, the technology that will be used to facilitate the holding of the meeting in that manner.

10.9	Number of clear days for postponement of meeting

The number of clear days from the giving of a notice postponing the holding of a general meeting to the date specified in that notice for the holding of the postponed meeting must not be less than the number of clear days’ notice of the general meeting required to be given by the Corporations Act.

10.10	Business at postponed meeting

The only business that may be transacted at a general meeting the holding of which is postponed is the business specified in the original notice convening the meeting.

10.11	Proxy, attorney or Representative at postponed meeting

Where by the terms of an instrument appointing a proxy or attorney or an appointment of a Representative:

65

(a)	the appointed person is authorised to attend and vote at a general meeting or general meetings to be held on or before a specified date; and

(b)	the date for holding the meeting is postponed to a date later than the date specified in the instrument of proxy, power of attorney or appointment of Representative,

then, by force of this article, that later date is substituted for and applies to the exclusion of the date specified in the instrument of proxy, power of attorney or appointment of Representative unless the Member appointing the proxy, attorney or Representative gives to the Company at its Registered Office notice in writing to the contrary not less than 48 hours before the time to which the holding of the meeting has been postponed.

10.12	Non-receipt of notice

The non-receipt of notice of a general meeting or cancellation or postponement of a general meeting by, or the accidental omission to give notice of a general meeting or cancellation or postponement of a general meeting to, a person entitled to receive notice does not invalidate any resolution passed at the general meeting or at a postponed meeting or the cancellation or postponement of a meeting.

10.13	Director entitled to notice of meeting

A Director is entitled to receive notice of and to attend all general meetings and all separate meetings of the holders of any class of shares in the capital of the Company and is entitled to speak at those meetings.

11	PROCEEDINGS AT GENERAL MEETINGS

11.1	Membership at a specified time

The Directors may determine, for the purposes of a particular general meeting that all the shares that are quoted on ASX at a specified time before the meeting are taken to be held at the time of the meeting by the persons who hold them at the specified time. The determination must be made and published in accordance with the Corporations Act.

11.2	Number for a quorum

Subject to article 11.5, two Members present in person or by proxy, attorney or Representative are a quorum at a general meeting. In determining whether a quorum is present, each individual attending as a proxy, attorney or Representative is to be counted, except that:

(a)	where a Member has appointed more than one proxy, attorney or Representative, only one is to be counted; and

(b)	where an individual is attending both as a Member and as a proxy, attorney or Representative, that individual is to be counted only once.

11.3	Requirement for a quorum

An item of business may not be transacted at a general meeting unless a quorum is present when the meeting proceeds to consider it. If a quorum is present at the time the first item of business is transacted, it is taken to be present when the meeting proceeds to consider each subsequent item of business unless the chairman of the meeting (on the chairman’s own motion or at the request of a Member, proxy, attorney or Representative who is present) declares otherwise.

11.4	If quorum not present

If within 15 minutes after the time appointed for a meeting a quorum is not present, the meeting:

66

(a)	if convened by a Director, or at the request of Members, is dissolved; and

(b)	in any other case, stands adjourned to the same day in the next week and the same time and place, or to such other day, time and place as the Directors appoint by notice to the Members and others entitled to notice of the meeting.

11.5	Adjourned meeting

At a meeting adjourned under article 11.4(b), two persons each being a Member, proxy, attorney or Representative present at the meeting are a quorum and, if a quorum is not present within 15 minutes after the time appointed for the adjourned meeting, the meeting is dissolved.

11.6	Appointment of chairman of general meeting

If the Directors have elected one of their number as chairman of their meetings, that person is entitled to preside as chairman at a general meeting.

11.7	Absence of chairman at general meeting

If a general meeting is held and:

(a)	a chairman has not been elected by the Directors; or

(b)	the elected chairman is not present within 15 minutes after the time appointed for the holding of the meeting or is unable or unwilling to act,

the following may preside as chairman of the meeting (in order of precedence):

(c)	any deputy chairman;

(d)	a Director chosen by a majority of the Directors present;

(e)	the only Director present; or

(f)	a Member chosen by a majority of the Members present in person or by proxy, attorney or Representative.

11.8	Conduct of general meetings

The chairman of a general meeting:

(a)	has charge of the general conduct of the meeting and the procedures to be adopted at the meeting;

(b)	may require the adoption of any procedure which is in the chairman’s opinion necessary or desirable for proper and orderly debate or discussion and the proper and orderly casting or recording of votes at the general meeting; and

(c)	may, having regard where necessary to the Corporations Act, terminate discussion or debate on any matter whenever the chairman considers it necessary or desirable for the proper conduct of the meeting, and a decision by the chairman under this article is final.

11.9	Disruption and termination of general meeting

(a)	The chairman may require any person who wishes to attend the general meeting to comply with searches, restrictions or other security arrangements as the chairman considers appropriate. The chairman may refuse entry to any person who does not comply with the arrangements, any person who possesses a recording or broadcasting device without the consent of the chairman or any person who possesses an article which the chairman considers to be dangerous, offensive or liable to cause disruption.

67

(b)	If any general meeting becomes so unruly or disorderly, whether or not accompanied by any violence or threats of violence, that in the opinion of the chairman the business of the general meeting cannot be conducted in a proper and orderly manner, the chairman may in the chairman’s sole and absolute discretion and without giving any reason for doing so either adjourn or terminate the general meeting. If any general meeting is, in the opinion of the chairman, unduly protracted, the chairman may in the chairman’s sole and absolute discretion and without giving any reason for doing so, implement such procedural rules as the chairman deems appropriate or adjourn the general meeting.

(c)	If any general meeting is to be terminated by the chairman under article 11.9(b), the chairman must put any incomplete items of business of which notice was given in the notice convening the general meeting and which required a vote at that general meeting, to the vote by poll either without discussion then and there or at such other time, at such place and in such manner as the chairman directs. The results of any such poll on each such item of business is deemed for all purposes to be a resolution or Special Resolution (as the case may be) of the general meeting and be recorded in the minutes of that general meeting accordingly.

(d)	After the chairman of a general meeting declares the meeting to be adjourned, terminated or over, no business or question may be brought forward, discussed or decided.

11.10	Adjournment of general meeting

(a)	The chairman of a general meeting may at any time during the meeting adjourn the meeting or any business, motion, question, resolution, debate or discussion being considered or remaining to be considered by the meeting either to a later time at the same meeting or to an adjourned meeting at any time and place, but:

(i)	in exercising the discretion to do so, the chairman may, but need not, seek the approval of the Members present in person or by proxy, attorney or Representative; and

(ii)	only unfinished business is to be transacted at a meeting resumed after an adjournment.

(b)	Unless required by the chairman, a vote may not be taken or demanded by the Members present in person or by proxy, attorney or Representative in respect of any adjournment.

11.11	Notice of adjourned meeting

It is not necessary to give any notice of an adjournment or of the business to be transacted at any adjourned meeting unless a meeting is adjourned for one month or more. In that case, notice of the adjourned meeting must be given as in the case of an original meeting.

11.12	Questions decided by majority

Subject to the requirements of the Corporations Act, a resolution is taken to be carried if a simple majority of the votes cast on the resolution are in favour of it.

68

11.13	No casting vote for chairman

If there is an equality of votes, either on a show of hands or on a poll, the chairman of the general meeting is not entitled to a casting vote, in addition to any votes to which the chairman is entitled as a Member or proxy or attorney or Representative.

11.14	Voting on show of hands

At any general meeting a resolution put to the vote of the meeting must be decided on a show of hands unless a poll is effectively demanded and the demand is not withdrawn. A declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company, is conclusive evidence of the fact. Neither the chairman nor the minutes need state, and it is not necessary to prove, the number or proportion of the votes recorded in favour of or against the resolution.

11.15	Poll

If a poll is effectively demanded:

(a)	it must be taken in the manner and at the date and time directed by the chairman and the result of the poll is a resolution of the meeting at which the poll was demanded;

(b)	on the election of a chairman or on a question of adjournment, it must be taken immediately;

(c)	the demand may be withdrawn; and

(d)	the demand does not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

11.16	Entitlement to vote

(a)	Subject to any rights or restrictions for the time being attached to any class or classes of shares and to this Constitution:

(i)	on a show of hands, each Member present in person and each other person present as a proxy, attorney or Representative of a Member has one vote; and

(ii)	on a poll:

(A)	each Member present in person has one vote for each fully paid share held by the Member and each person present as proxy, attorney or Representative of a Member has one vote for each fully paid share held by the Member that the person represents;

(B)	each Member present has a fraction of a vote for each partly paid share equivalent to the proportion which the amount paid (not credited) of the total amounts paid and payable (excluding amounts credited) on the share. Amounts paid in advance in relation to a call will be ignored when calculating the proportion.

(b)	A Member is not entitled to vote at a general meeting in respect of shares which are the subject of a current Restriction Agreement for so long as any breach of that agreement subsists.

69

11.17	Joint shareholders’ vote

If a share is held jointly and more than one Member votes in respect of that share, only the vote of the Member whose name appears first in the Register counts.

11.18	Effect of unpaid call

A Member is not entitled at a general meeting to cast a vote attached to a share or be counted in a quorum on which a call is due and payable and has not been paid.

11.19	Validity of vote in certain circumstances

Unless the Company has received written notice of the matter before the start or resumption of the meeting at which a person votes as a proxy, attorney or Representative, a vote cast by that person is valid even if, before the person votes:

(a)	the appointing Member dies;

(b)	the Member is mentally incapacitated;

(c)	the Member revokes the appointment or authority;

(d)	the Member revokes the authority under which the appointment was made by a third party; or

(e)	the Member transfers the share in respect of which the appointment or authority was given.

11.20	Objection to voting qualification

An objection to the right of a person to attend or vote at the meeting or adjourned meeting:

(a)	may not be raised except at that meeting or adjourned meeting; and

(b)	must be referred to the chairman of the meeting, whose decision is final.

A vote not disallowed under the objection is valid for all purposes.

12	THE DIRECTORS

12.1	Number of Directors

Unless otherwise determined by the Company in general meeting, the number of Directors is to be not less than three nor more than:

(a)	eight; or

(b)	any lesser number than eight determined by the Directors (but the number must not be less than the number of Directors in office at the time the determination takes effect).

The Directors in office at the time of adoption of this Constitution continue in office subject to this Constitution.

12.2	Change of number of Directors

The Company in general meeting may by resolution increase or reduce the minimum or maximum number of Directors.

12.3	Retirement and election of Directors

(a)	A Director must not hold office without re-election:

70

(i)	past the third annual general meeting following the Director’s appointment or last election; or

(ii)	for more than three years,

whichever is the longer.

(b)	There must be an election of Directors at each annual general meeting of the Company. This can be satisfied by one or more of the following so long as the maximum number of Directors under article 12.1 is not exceeded:

(i)	a person standing for election as a new Director having nominated in accordance with article 12.6;

(ii)	any Director who was appointed under article 12.7 standing for election as a Director;

(iii)	any Director who is retiring at the end of the annual general meeting due to the tenure limitation in article 12.3(a), standing for re-election; or

(iv)	if no person or Director is standing for election or re-election in accordance with paragraphs (i), (ii) or (iii), then the Director who has been a Director the longest without re-election must retire and stand for re-election. If two or more Directors have been a Director the longest and an equal time without re-election, then in default of agreement, the Director to retire will be determined by ballot.

(c)	This article does not apply to one Managing Director who is exempt from retirement and re-election in accordance with article 14.3.

12.4	Office held until conclusion of meeting

A retiring Director holds office until the conclusion of the meeting at which that Director retires but is eligible for re-election.

12.5	Director elected at general meeting

The Company may, at a general meeting at which a Director retires or otherwise vacates office, by resolution fill the vacated office by electing a person to that office.

12.6	Eligibility for election as Director

Except for:

(a)	a person who is eligible for election or re-election under article 12.3, 12.7; or

(b)	a person recommended for election by the Directors,

a person is not eligible for election as a Director at a general meeting of the Company unless a consent to nomination signed by the person has been lodged at the Registered Office at least:

(c)	in the case of a meeting that members have requested the Directors to call, 30 business days before the general meeting; and

(d)	in any other case, 35 business days before the general meeting,

but, in each case, no more than 90 business days before the meeting.

71

12.7	Casual vacancy or additional Director

(a)	The Directors may at any time appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, provided the total number of Directors does not exceed the maximum number in accordance with article 12.1.

(b)	A Director appointed under article 12.7(a) holds office until the conclusion of the next annual general meeting of the Company but is eligible for election at that meeting. This provision does not apply to one Managing Director nominated by the Directors under article 14.3.

12.8	Remuneration of Directors

(a)	The Directors are to be remunerated for their services as Directors as follows:

(i)	the amount of the remuneration of the Directors is:

(A)	a yearly sum not exceeding $[insert]; or

(B)	any other sum determined by the Company in general meeting from time to time.

(ii)	the notice convening the meeting must include any proposal to increase the Directors’ remuneration and specify both the amount of any increase and the new yearly sum proposed for determination;

(iii)	the amount of the remuneration of the Directors is to be divided among them in the proportion and manner they agree or, in default of agreement, among them equally;

(iv)	the remuneration is to be provided wholly in cash unless the Directors, with the agreement of the Director concerned, determine that part is to be satisfied in the form of non-cash benefits, including the issue or purchase of shares in the Company or the grant of options or rights to subscribe for such shares. The sum determined by the Company in general meeting under article 12.8(a)(i) does not include remuneration in the form of share, option or other equity plans approved separately by the Company in general meeting;

(v)	in making a determination under paragraph (iv), the Directors may fix the value of any non-cash benefit; and

(vi)	the Directors’ remuneration accrues from day to day, except for any non-cash benefit which is taken to accrue at the time the benefit is provided, subject to the terms on which the benefit is provided.

(b)	This article does not apply to the remuneration of the Managing Director or any other Executive Director appointed under article 14.1.

12.9	Superannuation contributions

The Company may make contributions to a fund for the purpose of making provision for or obtaining superannuation benefits for a Director. Any such contribution is in addition to, and not regarded as part of, the remuneration approved by Members under this Constitution.

72

12.10	Additional or special duties

If a Director at the request of the Directors performs additional or special duties for the Company, the Company may remunerate that Director as determined by the Directors and that remuneration may be either in addition to or in substitution for that Director’s remuneration under article 12.8.

12.11	Retirement benefit

Subject to the Listing Rules and Corporations Act, the Company may pay a former Director, or the personal representative of a Director who dies in office, a retirement benefit in recognition of past services of an amount determined by the Directors. The Company may also enter into a contract with a Director providing for payment of a retirement benefit. A retirement benefit paid under this article is not remuneration to which article 12.8 applies.

12.12	Expenses

A Director is entitled to be reimbursed out of the funds of the Company such reasonable travelling, accommodation and other expenses as the Director may incur when travelling to or from meetings of the Directors or a Committee or when otherwise engaged on the business of the Company.

12.13	Director’s interests

(a)	Subject to complying with the Corporations Act regarding disclosure of and voting on matters involving material personal interests, a Director may:

(i)	hold any office or place of profit in the Company, except that of auditor;

(ii)	hold any office or place of profit in any other company, body corporate, trust or entity promoted by the Company or in which it has an interest of any kind;

(iii)	enter into any contract or arrangement with the Company;

(iv)	participate in any association, institution, fund, trust or scheme for past or present employees of the Company or Directors or persons dependent on or connected with them;

(v)	act in a professional capacity (or be a member of a firm which acts in a professional capacity) for the Company, except as auditor;

(vi)	participate in, vote on and be counted in a quorum for any meeting, resolution or decision of the Directors and may be present at any meeting where any matter is being considered by the Directors;

(vii)	sign or participate in the execution of a document by or on behalf of the Company;

(viii)	do any of the above despite the fiduciary relationship of the Director’s office:

(A)	without any liability to account to the Company for any direct or indirect benefit accruing to the Director; and

(B)	without affecting the validity of any contract or arrangement; and

73

(ix)	exercise the voting power conferred by securities in any entity held by the Company, as they determine including in circumstances where a Director may be interested in the exercise, such as a resolution appointing a Director as an officer of the entity or providing for the payment of remuneration to officers of the entity.

(b)	A reference to the Company in this article 12.13 is also a reference to each related body corporate of the Company.

12.14	Vacation of office of Director

In addition to the circumstances in which the office of a Director becomes vacant under the Corporations Act, the office of a Director becomes vacant if the Director:

(a)	becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the law relating to mental health;

(b)	resigns from the office by notice in writing to the Company; or

(c)	is not present personally or by Alternate Director at meetings of the Directors for a continuous period of three months without leave of absence from the Directors provided that written notice has been provided to that Director requiring his attendance at the next Directors meeting after that period and the Director fails to attend at that meeting either personally or by Alternate Director; or

(d)	is removed from office by resolution under section 203D of the Corporations Act, but without depriving the Director of any compensation or damages payable to the Director in respect of the termination of the Director’s appointment as a Director or of an appointment terminating with that appointment.

13	POWERS AND DUTIES OF DIRECTORS

13.1	Directors to manage Company

The business of the Company is to be managed by the Directors, who may exercise all such powers of the Company as are not, by the Corporations Act or by this Constitution, required to be exercised by the Company in general meeting.

13.2	Specific powers of Directors

Without limiting the generality of article 13.1, the Directors may exercise all the powers of the Company to borrow or raise money, to charge any property or business of the Company or all or any of its uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person.

13.3	Appointment of attorney

The Directors may, by power of attorney, appoint any person or persons to be the attorney or attorneys of the Company for the purposes and with the powers, authorities and discretions vested in or exercisable by the Directors for such period and subject to such conditions as they think fit.

13.4	Provisions in power of attorney

A power of attorney granted under article 13.3 may contain such provisions for the protection and convenience of persons dealing with the attorney as the Directors think fit and may also authorise the attorney to delegate (including by way of appointment of a substitute attorney) all or any of the powers, authorities and discretions vested in the attorney.

74

13.5	Signing of cheques

The Directors may determine the manner in which and persons by whom cheques, promissory notes, bankers’ drafts, bills of exchange and other negotiable instruments, and receipts for money paid to the Company, may be signed, drawn, accepted, endorsed or otherwise executed.

13.6	Delegation of Directors’ powers

(a)	The Directors may delegate any of their powers, to the extent permitted by law, to any persons they select for any period, to be exercised for any objects and purposes on any terms and subject to any conditions and restrictions as they think fit, and may revoke, withdraw, alter or vary the delegation of any of those powers.

(b)	The powers of delegation expressly or impliedly conferred by this Constitution on the Directors are conferred in substitution for, and to the exclusion of, the power conferred by section 198D of the Corporations Act.

14	MANAGING DIRECTORS AND EXECUTIVE OFFICERS

14.1	Appointment of Managing and Executive Directors

The Directors may at any time appoint one or more of their body to be Managing Director (or Managing Directors) or to some other executive office of the Company for the period, at the remuneration and on the conditions the Directors decide.

14.2	Ceasing to be a Managing or Executive Director

(a)	Subject to article 14.3, a Managing Director or Executive Director appointed under article 14.1 is subject to re-election as Director in accordance with article 12.3.

(b)	Unless the Directors decide otherwise, a Managing Director’s or other Executive Director’s employment terminates if the Managing Director or other Executive Director ceases to be a Director.

(c)	Unless the Directors decide differently, the office of a Director who is employed by the Company or by a subsidiary of the Company automatically becomes vacant if the Director ceases to be so employed.

14.3	One Managing Director exempt

The Managing Director or if a Managing Director is not appointed then an Executive Director, nominated by the Directors, is, while holding that office, exempt from retirement by rotation under article 12.3.

14.4	Remuneration of Managing and Executive Directors

The remuneration of a Managing Director or an Executive Director may be fixed by the Directors and may be by way of salary or commission or participation in profits or by all or any of those modes, but may not be by a commission on or percentage of operating revenue.

14.5	Powers of Managing and Executive Directors

The Directors may:

(a)	confer on a Managing Director or an Executive Director such of the powers exercisable by them, on such terms and conditions and with such restrictions, as they think fit; and

75

(b)	withdraw or vary any of the powers conferred on a Managing Director or an Executive Director.

15	PROCEEDINGS OF DIRECTORS

15.1	Directors’ meetings

The Directors may meet together for the dispatch of business and adjourn and otherwise regulate their meetings as they think fit.

15.2	Director may convene a meeting

A Director may at any time, and the Secretary must on the written request of a Director, convene a meeting of the Directors. Unless agreed to by a majority of Directors entitled to attend at a meeting of Directors, not less than 48 hours’ notice of a meeting of Directors must be given to each Director either by personal telephone contact or in writing (whether electronic or otherwise) by the convenor of the meeting. An accidental omission to send a notice of a meeting to Directors to any Director or the non-receipt of such a notice by any Director does not invalidate the proceedings, or any resolution passed at the meeting.

15.3	Quorum for Directors’ meeting

A quorum for a meeting of the Directors is 2 Directors and the quorum must be present at all times during the meeting. For this purpose a temporary absence of a Director, through either disconnection of technology or leaving the room, is disregarded.

15.4	Use of technology for Directors’ meetings

A Directors’ meeting may be called or held using any technology consented to by all the Directors. The consent may be a standing one. A Director may only withdraw their consent within a reasonable period of time before the meeting (being not less than 7 days before the meeting).

15.5	Questions decided by majority

A question arising at a meeting of Directors is to be decided by a majority of votes of Directors present and entitled to vote and that decision is for all purposes a decision of the Directors.

15.6	Alternate Director and voting

A person who is present at a meeting of Directors as an Alternate Director has one vote for each absent Director who would be entitled to vote if present at the meeting and for whom that person is an Alternate Director and, if that person is also a Director, has one vote as a Director in that capacity.

15.7	Chairman of Directors

The Directors may elect one of their number as chairman of their meetings and may also determine the period for which the person elected as chairman is to hold office.

15.8	Absence of chairman at Directors’ meeting

If a Directors’ meeting is held and:

(a)	a chairman has not been elected under article 15.7; or

(b)	the chairman is not present within 10 minutes after the time appointed for the holding of the meeting or is unable or unwilling to act,

the Directors present must elect one of their number to be a chairman of the meeting.

76

15.9	Chairman’s casting vote at Directors’ meetings

If there are an equal number of votes for and against a question, the chairman of the Director’s meeting has a casting vote, unless only two Directors are present and entitled to vote on the question.

15.10	Appointment of Alternate Director

Subject to the Corporations Act, a Director may appoint a person approved by a majority of the other Directors to be an Alternate Director in the Director’s place during such period as the Director thinks fit, however, a Director may only appoint one alternate Director at a time.

15.11	Alternate Director and meetings

An Alternate Director is entitled to notice of all meetings of the Directors and, if the appointor does not attend the meeting (or part of it), the Alternate Director is entitled to participate and vote in the appointor’s place.

15.12	Alternate Director’s powers

An Alternate Director may exercise all the powers of the appointor except the power to appoint an Alternate Director and, subject to the Corporations Act, may perform all the duties of the appointor except to the extent that the appointor has exercised or performed them.

15.13	Alternate Director responsible for own acts and defaults

While acting as a Director, an Alternate Director:

(a)	is an officer of the Company and not the agent of the appointor; and

(b)	is responsible to the exclusion of the appointor for the Alternate Director’s own acts and defaults.

15.14	Alternate Director and remuneration

An Alternate Director is not entitled to receive from the Company any remuneration or benefit under article 12.9 or 12.11.

15.15	Termination of appointment of Alternate Director

The appointment of an Alternate Director may be terminated at any time by the appointor even if the period of the appointment of the Alternate Director has not expired, and terminates in any event if the appointor ceases to be a Director for any reason.

15.16	Appointment or termination in writing

Subject to article 15.10, an appointment, or the termination of an appointment, of an Alternate Director must be effected by a notice in writing signed by the Director who makes or made the appointment and delivered to the Company.

15.17	Alternate Director and number of Directors

An Alternate Director is not to be taken into account separately from the appointor in determining the number of Directors.

15.18	Continuing Directors may act

The continuing Directors may act despite a vacancy in their number. If their number is reduced below the minimum fixed by article 12.1, the continuing Directors may, except in an emergency, act only for the purpose of filling vacancies to the extent necessary to bring their number up to that minimum or to convene a general meeting.

77

15.19	Delegation of powers to Committees

The Directors may (and if required to do so by the Listing Rules, must) by Resolution or by power of attorney, delegate any of their powers to Committees consisting of such Directors or Members or persons as the Directors think fit to act either in Australia or elsewhere. Any Committee so formed or person or persons so appointed must, in the exercise of the power so delegated, conform to any regulations that may from time to time be imposed by the Directors. Any such delegation must be recorded in the minute book of meetings of Directors.

15.20	Chairman of Committee

The members of a Committee may elect one of their number as chairman of their meetings. If a meeting of a Committee is held and:

(a)	a chairman has not been elected; or

(b)	the chairman is not present within 10 minutes after the time appointed for the holding of the meeting or is unable or unwilling to act,

the members involved may elect one of their number to be chairman of the meeting.

15.21	Meetings of Committee

The meetings and proceedings of any Committee are governed by the provisions of this Constitution regulating the meetings and proceedings of the Directors so far as they are applicable.

15.22	Determination of questions

(a)	Questions arising at a meeting of a Committee are to be determined by a majority of votes of the members of the Committee present and voting.

(b)	If there are an equal number of votes for and against a question, the chairman of the meeting has a casting vote, unless only two members of the Committee are present and entitled to vote on the question.

15.23	Validity of acts of Directors

All acts done at a meeting of the Directors or of a Committee, or by a person acting as a Director are, even if it is afterwards discovered that:

(a)	there was a defect in the appointment or continuance in office of a person as a Director or of the person so acting; or

(b)	a person acting as a Director was disqualified or was not entitled to vote,

as valid as if the relevant person had been duly appointed or had duly continued in office and was qualified and entitled to vote.

16	CIRCULATING RESOLUTION OF DIRECTORS

16.1	Written resolution signed by a majority of eligible Directors

If all Directors for the time being (or their respective Alternate Director), excluding those Directors who would not be entitled to vote on the resolution, have signed a document containing a statement that they are in favour of a resolution of the Directors in terms set out in the document, a resolution in those terms is treated as having been passed at a meeting of the Directors held on the day on which the document was signed or, if the Directors sign the documents on different days, on the day on which the document was last signed by a Director unless the document, by its terms, is said to take effect from an earlier date.

78

16.2	Signing of circulating resolution

(a)	Each Director, other than one not entitled to vote on the resolution, may sign the document.

(b)	If an individual who is not entitled to vote on the resolution signs the document, it does not invalidate the resolution if it is otherwise valid.

(c)	If there is only one eligible Director, he or she may sign the document and it then takes effect under article 16.1.

(d)	An electronic transmission purporting to be signed by a Director or Alternate Director is treated as being in writing signed by such individual.

(e)	Two or more separate documents containing statements in identical terms each of which is signed by one or more Directors are together treated as constituting one document containing a statement in those terms signed by those Directors on the respective days on which they signed the separate documents.

16.3	Deemed minute

The document or documents referred to in articles 16.1 and 16.2 are treated as constituting a minute of that meeting and must be entered in books kept for that purpose.

17	SECRETARY

17.1	Appointment of Secretary

The Company must have at least one Secretary who is to be appointed by the Directors.

17.2	Suspension and removal of Secretary

The Directors may suspend or remove a Secretary from that office.

17.3	Powers, duties and authorities of Secretary

A Secretary holds office on the terms and conditions (including as to remuneration) and with the powers, duties and authorities, as determined by the Directors. The exercise of those powers and authorities and the performance of those duties by a Secretary is subject at all times to the control of the Directors.

18	MINUTES

18.1	Minutes to be entered into books

The Directors must cause minutes to be duly entered in books provided for the purpose of recording:

(a)	all appointments of Directors and Secretaries;

(b)	the names of the Directors present at each meeting of the Directors and committees;

(c)	all orders, resolutions, Special Resolutions and proceedings of meetings of the Company and the Directors and of meetings of committees; and

(d)	such matters as are required by the Corporations Act to be contained in such books.

79

18.2	Minutes to be signed by chairman

Any minutes purporting to be signed by any person purporting to be the chairman of a meeting or to be the chairman of the next succeeding meeting may be received in evidence without any further proof, as sufficient evidence:

(a)	that the matters and things recorded by or appearing in such minutes actually took place or happened as recorded or appearing; and

(b)	of the regularity of such matters and things in all respects and that the same took place at a meeting duly convened and held.

19	SEALS

19.1	Safe custody of common seals

The Directors must provide for the safe custody of any seal of the Company.

19.2	Use of common seal

If the Company has a common seal or duplicate common seal:

(a)	it may be used only by the authority of the Directors, or of a Committee authorised by the Directors to authorise its use; and

(b)	every document to which it is affixed must be signed by a Director and be countersigned by another Director, a Secretary or another person appointed by the Directors to countersign that document or a class of documents in which that document is included.

20	INSPECTION OF RECORDS

20.1	Inspection by Members

Subject to the Corporations Act, the Directors may determine whether and to what extent, and at what time and places and under what conditions, the accounting records and other documents of the Company or any of them will be open to the inspection of Members (other than Directors).

20.2	Right of a Member to inspect

A Member (other than a Director) does not have the right to inspect any document of the Company except as provided by law or authorised by the Directors or by the Company in general meeting.

21	DIVIDENDS AND RESERVES

21.1	Payment of dividend

Subject to the Corporations Act, the Listing Rules, this Constitution and the rights of any person entitled to shares with special rights to dividend, the Directors may determine that a dividend is payable, fix the amount and the time for payment and authorise the payment or crediting by the Company to, or at the direction of, each Member entitled to that dividend.

21.2	No interest on dividends

Interest is not payable by the Company on a dividend.

21.3	Reserves and profits carried forward

(a)	Subject to the Corporations Act, the Directors may:

80

(i)	before paying any dividend, set aside such sums as they think proper as a reserve, to be applied, at the discretion of the Directors, for any purpose for which such sums may be properly applied; and

(ii)	carry forward so much of the profits that are not included in the sums set aside under article 21.3(a)(i) without transferring those profits to a reserve.

(b)	Pending application, any sum set aside as a reserve may, at the discretion of the Directors, be used in the business of the Company or be invested as the Directors think fit.

21.4	Calculation and apportionment of dividends

(a)	Subject to the rights of any persons entitled to shares with special rights as to dividend and to the terms of issue of any shares to the contrary, all sums that the Company determines are to be distributed among Members as dividends are divisible among the Members so that, on each occasion on which a dividend is paid:

(i)	the same sum is paid on each share on which all amounts payable have been paid; and

(ii)	the sum paid on a share on which all amounts payable have not been paid is the proportion of the sum referred to in paragraph (a) that the amount paid on the shares bears to the total of the amounts paid and payable on the share.

(b)	To determine the amount paid on a share, exclude any amount:

(i)	paid or credited as paid in advance of a call; and

(ii)	credited as paid on a share to the extent that it exceeds the value (ascertained at the time of issue of the share) of the consideration received for the issue of the share.

(c)	All dividends are to be apportioned and paid proportionately to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid, but, if any share is issued on terms providing that it will rank for dividend as from a particular date, that share ranks for dividend accordingly.

21.5	Deductions from dividends

The Directors may deduct from any dividend payable to, or at the direction of, a Member any sums presently payable by that Member to the Company on account of calls or otherwise in relation to shares in the Company.

21.6	Distribution of specific assets

(a)	When resolving to pay a dividend, the Directors may:

(i)	resolve that the dividend be satisfied either wholly or partly by the distribution of specific assets to some or all of the persons entitled to the dividend, including fully paid shares in or debentures of the Company or fully paid shares in or debentures of any other body corporate; and

81

(ii)	direct that the dividend payable in respect of any particular shares be satisfied wholly or partly by such a distribution and that the dividend payable in respect of other shares be paid in cash.

(b)	Where a dividend is to be paid wholly or partly by the distribution of shares or other securities of another body corporate:

(i)	the members are deemed to have agreed to become members of that body corporate and to be bound by the constitution of that body corporate; and

(ii)	each member appoints each Director as its agent to execute any transfer of shares or other securities, or any other document required to give effect to the distribution of shares or other securities to that member.

21.7	Resolution of distribution difficulties

(a)	If a difficulty arises in regard to a distribution under article 21.6, the Directors may:

(i)	settle the matter as they consider expedient;

(ii)	fix the value for distribution of the specific assets or any part of those assets;

(iii)	determine that cash payments will be made to, or at the direction of, any Members on the basis of the value so fixed in order to adjust the rights of all parties; and

(iv)	vest any such specific assets in trustees as the Directors consider expedient.

(b)	If a distribution of specific assets to, or at the direction of, a particular Member or Members is illegal or, in the Directors’ opinion, impracticable the Directors may make a cash payment to the Member or Members on the basis of the cash amount of the dividend instead of the distribution of specific assets.

21.8       Payments in respect of shares

A dividend, interest or other money payable in cash in respect of shares may be paid using any payment method chosen by the Company, including:

(a)	by cheque sent through the post directed to the address in the Register of the holder or, in the case of joint holders, to the address of the joint holder first named in the Register;

(b)	by cheque sent through the post directed to such other address as the holder or joint holder in writing directs; or

(c)	by some other method of direct credit determined by the Directors to the holder or holders shown on the Register or to such person or place directed by them.

21.9	Effectual receipt from one joint holder

Any one of two or more joint holders may give an effectual receipt for any dividend, interest or other money payable in respect of the shares held by them as joint holders.

82

21.10	Election to reinvest dividend

Subject to the Listing Rules, the Directors may grant to Members or any class of Members the right to elect to reinvest cash dividends paid by the Company by subscribing for shares in the Company on such terms and conditions as the Directors think fit.

21.11	Election to accept shares instead of dividends

Subject to the Listing Rules, the Directors may determine in respect of any dividend which it is proposed to pay on any shares of the Company that holders of the shares may elect:

(a)	to forego the right to share in the proposed dividend or part of such proposed dividend; and

(b)	to receive instead an issue of shares credited as fully paid on such terms as the Directors think fit.

21.12	Unclaimed dividends

Unclaimed dividends may be invested by the Directors as they think fit for the benefit of the Company until claimed or until required to be dealt with in accordance with any law relating to unclaimed moneys.

22	CAPITALISATION OF PROFITS

22.1	Capitalisation of reserves and profits

The Directors:

(a)	may resolve to capitalise any sum, being the whole or a part of the amount for the time being standing to the credit of any reserve account or the profit and loss account or otherwise available for distribution to Members; and

(b)	may, but need not, resolve to apply the sum in any of the ways mentioned in article 22.2, for the benefit of Members in the proportions to which those Members would have been entitled in a distribution of that sum by way of dividend.

22.2	Applying a sum for the benefit of Members

The ways in which a sum may be applied for the benefit of Members under article 22.1 are:

(a)	in paying up any amounts unpaid on shares held by Members;

(b)	in paying up in full unissued shares or debentures to be issued to Members as fully paid; or

(c)	partly as mentioned in paragraph (a) and partly as mentioned in paragraph (b).

22.3	Implementing the resolution

The Directors may do all things necessary to give effect to the resolution under article 22.1 and, in particular, to the extent necessary to adjust the rights of the Members among themselves, may:

(a)	make cash payments in cases where shares or debentures become issuable in fractions;

(b)	authorise any person to make, on behalf of all or any of the Members entitled to any further shares or debentures on the capitalisation, an agreement with the Company providing for:

83

(i)	the issue to them, credited as fully paid up, of any further shares or debentures; or

(ii)	the payment by the Company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised, and any agreement so made is effective and binding on all the Members concerned;

(c)	fix the value of specified assets; or

(d)	vest property in trustees.

23	SERVICE OF DOCUMENTS

23.1	Document includes notice

In article 23, a reference to a document includes a notice and a notification by electronic means.

23.2	Methods of service

The Company may give a document to a Member:

(a)	personally;

(b)	by delivering it or sending it by post to the address for the Member in the Register or an alternative address nominated by the Member;

(c)	by sending it to a fax number or electronic address or by other electronic means nominated by the Member; or

(d)	subject to the requirements of the relevant law or the Listing Rules, by making it available on the Company’s website.

23.3	Post

A document sent by post:

(a)	if sent to an address in Australia, may be sent by ordinary post; and

(b)	if sent to an address outside Australia, must be sent by airmail,

and, in either case, is taken to have been given and received on the day after the day of its posting.

23.4	Fax or other electronic means

A document sent or given by fax or other electronic means:

(a)	is taken to be effected by properly addressing and transmitting the fax or other electronic transmission; and

(b)	is taken to have been given and received on the day of its transmission except if transmitted after 5.00pm in which case is taken to be served on the next Business Day.

23.5	Evidence of service

A certificate in writing signed by a Director or a Secretary stating that a document was sent, delivered or given to a Member personally, by post, fax or other electronic means on a particular date is prima facie evidence that the document was sent, delivered or given on that date and by that means.

84

23.6	Joint holders

A document may be given by the Company to the joint holders of a share by giving it to the joint holder first named in the Register in respect of the share.

23.7	Persons entitled to shares

A person who by operation of law, transfer or other means whatsoever becomes entitled to any share is absolutely bound by every document given in accordance with this article 23 to the person from whom that person derives title prior to registration of that person’s title in the Register.

24	WINDING UP

24.1	Distribution of assets

If the Company is wound up, the liquidator may, with the sanction of a Special Resolution of the Company, divide among the Members in specie or in kind the whole or any part of the property of the Company and may for that purpose set such value as the liquidator considers fair on any property to be so divided and may determine how the division is to be carried out as between the Members or different classes of Members.

24.2	Powers of liquidator to vest property

The liquidator may, with the sanction of a Special Resolution of the Company, vest the whole or any part of any such property in trustees on such trusts for the benefit of the contributories as the liquidator thinks fit, but so that no Member is compelled to accept any shares or other securities in respect of which there is any liability.

24.3	Shares issued on special terms

Articles 24.1 and 24.2 do not prejudice or affect the rights of a Member holding shares issued on special terms and conditions.

25	INDEMNITY AND INSURANCE

25.1	Indemnity

To the maximum extent permitted by law, the Company must indemnify any current or former Director or Secretary or officer or senior manager of the Company or a subsidiary of the Company out of the property of the Company against:

(a)	any liability incurred by the person in that capacity (except a liability for legal costs);

(b)	legal costs incurred in defending or resisting (or otherwise in connection with) proceedings, whether civil or criminal or of an administrative or investigatory nature, in which the person becomes involved because of that capacity; and

(c)	legal costs incurred in good faith in obtaining legal advice on issues relevant to the performance of their functions and discharge of their duties as an officer of the Company or a subsidiary, if that expenditure has been approved in accordance with the Company’s policy, except to the extent that:

(d)	the Company is forbidden by law to indemnify the person against the liability or legal costs; or

85

(e)	an indemnity by the Company of the person against the liability or legal costs, if given, would be made void by law.

25.2	Insurance

The Company may pay or agree to pay, whether directly or through an interposed entity, a premium for a contract insuring a person who is or has been a Director or Secretary or officer or senior manager of the Company or of a subsidiary of the Company against liability incurred by the person in that capacity, including a liability for legal costs, unless:

(a)	the Company is forbidden by law to pay or agree to pay the premium; or

(b)	the contract would, if the Company paid the premium, be made void by law.

25.3	Contract

The Company may enter into an agreement with a person referred to in articles 25.1 and 25.2 with respect to the matters covered by those articles. An agreement entered into pursuant to this article may include provisions relating to rights of access to the books of the Company conferred by the Corporations Act or otherwise by law.

26	RESTRICTED SECURITIES

26.1	Disposal during Escrow Period

(a)	Restricted Securities cannot be disposed of during the Escrow Period except as permitted by the Listing Rules or ASX.

(b)	The Company must not acknowledge a disposal (including by registering a transfer) of Restricted Securities during the Escrow Period except as permitted by the Listing Rules or ASX.

26.2	Breach of Restriction Agreement or Listing Rules

During a breach of the Listing Rules relating to Restricted Securities, or a breach of a Restriction Agreement, the holder of the Restricted Securities is not entitled to any dividend or distribution, or voting rights, in respect of the Restricted Securities.

27	UNMARKETABLE PARCELS

27.1	Definitions

In this article 27:

Share means shares in the Company; and

Sale Share means a Share which is sold or disposed of in accordance with the article 27.

27.2	Power to sell existing unmarketable parcels

(a)	Subject to the Applicable Law, the Company may sell the Shares of a Member if:

(i)	the total number of Shares of a particular class held by that Member is less than a marketable parcel;

(ii)	the Company gives that Member notice in writing stating that the Shares are liable to be sold or disposed of by the Company;

86

(iii)	that Member does not give notice in writing to the Company, by the date specified in the notice of the Company (being not less than 42 days after the date of the Company giving that notice), stating that all or some of those Shares are not to be sold or disposed of.

(b)	The Company may only exercise the powers under article 27.2(a), in respect of one or more Members, once in any 12 month period.

(c)	The power of the Company under article 27.2(a) lapses following the announcement of a takeover bid. However, the procedure may be started again after the close of the offers made under the takeover bid.

27.3	Power to sell new unmarketable parcels

(a)	Subject to the Corporations Act and Listing Rules, the Company may sell the Shares of a Member if the Shares of a particular class held by that Member are in a new holding created by a transfer on or after 1 September 1999 of a number of Shares of that class that was less than a marketable parcel at the time the transfer was lodged.

(b)	The Company may give a Member referred to in article 27.3(a) notice in writing stating that the Company intends to sell or dispose of the Shares.

27.4	Extinguishment of interests and claims

The exercise by the Company of its powers under articles 27.2 or 27.3 extinguishes, subject to this article 27:

(a)	all interests in the Sale Shares of the former Member; and

(b)	all claims against the Company in respect of the Sale Shares by that Member, including all dividends determined to be paid in respect of those Shares and not actually paid.

27.5	Manner of sale

Subject to the Corporations Act and Listing Rules, the Company may sell or dispose of any Shares under articles 27.2 or 27.3 at any time:

(i)	using a financial services licensee on the basis that person obtains the highest possible price for the sale of the Shares; or

(ii)	in any other manner and on any terms as the Directors resolve.

(b)	The Company may:

(i)	exercise any powers permitted under the Corporations Act and Listing Rules to enable the sale or disposal of Shares under this article 27;

(ii)	receive the purchase money or consideration for Sale Shares;

(iii)	appoint a person to sign a transfer of Sale Shares; and

(iv)	enter in the Register the name of the person to whom Sale Shares are sold or disposed.

(c)	The person to whom a Sale Share is sold or disposed need not enquire whether the Company:

87

(i)	properly exercised its powers under this article 27 in respect of that Share; or

(ii)	properly applied the proceeds of sale or disposal of those Shares, and the title of that person is not affected by those matters.

(d)	The remedy of any person aggrieved by a sale or disposal of Sale Shares is in damages only and against the Company exclusively.

(e)	A certificate in writing from the Company signed by a Director or Secretary that a Share was sold or disposed of in accordance with this article 27 is sufficient evidence of those matters.

27.6	Application of proceeds

(a)	If the Company exercises the powers under article 27.2, either the Company or the person to whom a Sale Share is sold or disposed of must pay the expenses of the sale or disposal.

(b)	The Company must apply the proceeds of any sale or disposal of any Sale Shares in the following order:

(i)	in the case of an exercise of the powers under article 27.3, the expenses of the sale or disposal;

(ii)	the amounts due and unpaid in respect of those Shares; and

(iii)	the balance (if any) to the former Member or the former Member's personal representative, on the Company receiving the certificate (if any) for those Shares or other evidence satisfactory to the Company regarding the ownership of those Shares.

27.7	Voting and dividend rights pending sale

(a)	If the Company is entitled to exercise the powers under article 27.3, the Company may by resolution of the Directors remove or change either or both:

(i)	the right to vote; and

(ii)	the right to receive dividends,

of the relevant Member in respect of some or all of the Shares liable to be sold or disposed of.

(b)	After the sale of the relevant Sale Shares, the Company must pay to the person entitled any Dividends that have been withheld under article 27.7(a).

88

Schedule 1 – TERMS OF PREFERENCE SHARES

The Company may issue preference shares under article 2.2 on the following terms.

1	DIVIDEND RIGHTS AND PRIORITY OF PAYMENT

(a)	Each preference share confers on the holder a right to receive a dividend (Dividend) at the rate or in the amount and on the conditions decided by the Directors under the terms of issue unless, and to the extent that, the Directors decide under the terms of issue that there is no right to receive a Dividend.

(b)	Without limiting the conditions which, under the terms of issue, the Directors may impose upon any right to receive a Dividend, the Directors may under the terms of issue, impose conditions upon the right to receive a Dividend which may be changed or reset at certain times or upon certain events and in the manner and to the extent the Directors decide under the terms of issue.

(c)	Any Dividend:

(i)	is non-cumulative unless, and to the extent that, the Directors decide otherwise under the terms of issue; and

(ii)	will rank for payment:

(A)	in priority to ordinary shares unless, and to the extent that, the Directors decide otherwise under the terms of issue;

(B)	in priority to shares in any other class of shares or class of preference shares expressed under the terms of issue to rank behind for the payment of dividends;

(C)	equally with shares in any other class of shares or class of preference shares expressed under the terms of issue to rank equally for the payment of dividends; and

(D)	behind shares in any other class of shares or class of preference shares expressed under the terms of issue to rank in priority for the payment of dividends.

(d)	If, and to the extent that, the Directors decide under the terms of issue, each preference share may, in addition to any right to receive a Dividend, participate equally with the ordinary shares in sums available for distribution as dividends.

(e)	Each preference share confers on its holder:

(i)	if, and to the extent that the Dividend is cumulative, the right in a winding up or on redemption to payment of the amount of any Dividend accrued but unpaid on the share at the commencement of the winding up or the date of redemption, whether earned or determined or not;

89

(ii)	if, and to the extent that the Dividend is non-cumulative, and if, and to the extent that, the Directors decide under the terms of issue, the right in a winding up or on redemption to payment of the amount of any Dividend accrued but unpaid for the period commencing on the dividend payment date which has then most recently occurred and ending on the commencement of the winding up or the date of redemption, whether earned or determined or not, with the same priority in relation to each other class of shares as the priority that applies in relation to the payment of the Dividend.

2	ENTITLEMENT TO PAYMENT OF CAPITAL SUM

(a)	Each preference share confers on its holder the right in a winding up or on a redemption to payment of:

(i)	any amount paid on the share, or any amount fixed by the Directors under the terms of issue or capable of determination pursuant to a mechanism adopted by the Directors under the terms of issue; and

(ii)	a further amount out of the surplus assets or profits of the Company or sums available for distribution as dividend on the conditions decided by the Directors under the terms of issue unless, and to the extent that, the Directors decide under the terms of issue that there is no right to any payment of a further amount out of the surplus assets or profits of the Company or sums available for distribution as dividend, in priority to ordinary shares and, unless the Directors decide otherwise under the terms of issue, in priority to shares in any other class of shares or class of preference shares expressed to rank behind on a winding up, equally with shares in any other class of shares or class of preference shares expressed to rank equally on a winding up, and behind shares in any other class of shares or class of preference shares expressed to rank in priority on a winding up.

(b)	Unless otherwise decided by the Directors under the terms of issue, a preference share does not confer on its holder any right to participate in the profits or property of the Company except as set out in this schedule 1.

3	BONUS ISSUES AND CAPITALISATION OF PROFITS

If, and to the extent that the Directors decide under the terms of issue, a preference share may confer a right to a bonus issue or capitalisation of profits in favour of holders of those shares only.

4	VOTING RIGHTS

(a)	A preference share does not entitle its holder to vote at any general meeting of the Company except on the questions, proposals or resolutions or during periods of time or in circumstances identified by the Directors in the terms of issue, which, unless the Directors decide otherwise under the terms of issue, are as follows:

90

(i)	a proposal:

(A)	to reduce the share capital of the Company;

(B)	that affects rights attached to the share;

(C)	to wind up the Company; or

(D)	for the disposal of the whole of the property, business and undertaking of the Company;

(ii)	a resolution to approve the terms of a buy-back agreement;

(iii)	during a period in which a Dividend or part of a Dividend on the share is in arrears;

(iv)	during the winding up of the Company.

(b)	Each holder of a preference share who has a right to vote on a resolution is entitled to the number of votes specified in article 11.16 of the Constitution.

5	MEETING

Each preference share confers on its holder the same rights as those conferred by the Constitution upon the holders of ordinary shares in relation to receiving notices (including notices of general meetings), reports, balance sheets and audited accounts and of attending and being heard at all general meetings of the Company.

6	FOREIGN CURRENCY

Where any amount is payable by the Company to the holder of a preference share in a currency other than Australian dollars, and the amount is not paid when due or the Company has commenced winding up, the holder may give notice to the Company requiring payment of an amount in Australian dollars equal to the foreign currency amount calculated by applying the reference rate on the date of payment for the sale of the currency in which the payment is to be made for Australian dollars. Reference rate means the rate applicable in the market and at the time determined by the Directors before allotment of those preference shares and specified in the terms of issue for those preference shares.

7	CONVERSION TO ORDINARY SHARES

Subject to the Corporations Act, any other applicable laws and the terms of issue of a preference share as determined by the Directors:

(a)	a preference share which may be converted into an ordinary share in accordance with its terms of issue, at the time of conversion and without any further act:

(i)	has the same rights as a fully paid ordinary share; and

(ii)	ranks equally with other fully paid ordinary shares on issue,

91

however, the terms of issue of the preference share may provide otherwise including for the issue of additional ordinary shares on conversion as determined by the Directors; and

(b)	the conversion does not constitute a cancellation, redemption or termination of the preference share or the issue, allotment or creation of new shares, but has the effect of varying the status of, and the rights attaching to, the preference share so that it becomes an ordinary share.

8	AMENDMENT TO THE TERMS

Subject to complying with all applicable laws, the Company may, without the consent of preference shareholders, amend or add to the terms of the preference shares if, in the opinion of the Company, the amendment or addition is:

(a)	of a formal, minor or technical nature;

(b)	to correct a manifest error;

(c)	made to comply with any applicable law, Listing Rule or requirement of ASX;

(d)	convenient for the purpose of obtaining or maintaining the listing of the Company or quotation of the preference shares; or

(e)	is not likely to be or become materially prejudicial to the preference shareholders.

9	VARIATION OF RIGHTS

Subject to item 8 of this Schedule 1 and the terms of issue of a preference share as determined by the Directors, the rights attaching to a preference share may only be varied or cancelled by a Special Resolution of the Company and:

(a)	by a Special Resolution passed at a meeting of preference shareholders entitled to vote and holding shares in that class; or

(b)	with the written consent of holders of at least 75% of the issued shares of that class.

10	FURTHER ISSUE OF SHARES

If the Company issues new preference shares that rank equally with existing preference shares, the issue will not be taken to vary the rights attached to the existing preference shares unless otherwise determined by the Directors in the terms of issue of the existing shares.

92